                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-00953

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED OCTOBER 7, 1996)

                                2,000,000 SHARES

                         FIRST UNION REAL ESTATE EQUITY
                            AND MORTGAGE INVESTMENTS
         SERIES A CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED SHARES OF
         BENEFICIAL INTEREST (LIQUIDATION PREFERENCE $25.00 PER SHARE)

                            ------------------------

    First Union Real Estate Equity and Mortgage Investments ("First Union" or the "Company") is a real estate investment trust (a "REIT") that specializes in the ownership of regional enclosed shopping malls and multi-family apartment communities. The Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $25.00 per share (the "Series A Preferred Shares"), of First Union are convertible into First Union's Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"). The last reported sale price of the Common Shares on the New York Stock Exchange ("NYSE") on October 23, 1996 was $6.875. See "Price Range of Common Shares and Distributions."

    Distributions on the Series A Preferred Shares will be cumulative from the date of original issue and will be in an amount per share equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions (determined on each of the quarterly distribution payment dates for the Series A Preferred Shares) on the Common Shares, or portion thereof, into which a Series A Preferred Share is convertible, payable quarterly. See "Description of Series A Preferred Shares--Distributions."

    The Series A Preferred Shares are convertible at any time, unless previously redeemed, at the option of the holders thereof into Common Shares at a conversion price of $7.5625 per Common Share, subject to adjustment in certain circumstances. See "Description of Series A Preferred Shares--Conversion Rights."

    The Series A Preferred Shares are not redeemable prior to October 29, 2001, and at no time will the Series A Preferred Shares be redeemable for cash. On and after October 29, 2001, the Series A Preferred Shares will be redeemable, in whole or in part, at the option of the Company, for such number of Common Shares as are issuable at a conversion rate of 3.31 Common Shares for each Series A Preferred Share, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Shares on the NYSE equals or exceeds the conversion price per share, subject to adjustment in certain circumstances. The Series A Preferred Shares will not be entitled to the benefit of any sinking fund. See "Description of Series A Preferred Shares -- Redemption"

    The Series A Preferred Shares have been approved for listing on the NYSE under the symbol "FURPrA," subject to official notice of issuance.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
       PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                      PRICE TO              UNDERWRITING            PROCEEDS TO
                                                     PUBLIC(1)              DISCOUNT(2)            FIRST UNION(3)
----------------------------------------------------------------------------------------------------------------------
PER SHARE....................................          $25.00                  $1.125                 $23.875
----------------------------------------------------------------------------------------------------------------------
TOTAL (4)....................................       $50,000,000              $2,250,000             $47,750,000
----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued distributions, if any, from the date of original issue.

(2) First Union has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by First Union estimated to be $650,000.

(4) First Union has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase a maximum of 300,000 additional Series A Preferred Shares solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $57,500,000, Underwriting Discount will be $2,587,500, and Proceeds to First Union will be $54,912,500. See "Underwriting."

                            ------------------------

    The Series A Preferred Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that certificates for the Series A Preferred Shares will be ready for delivery on or about October 29, 1996.

SUTRO & CO. INCORPORATED
                                BT SECURITIES CORPORATION

                                                       TUCKER ANTHONY
                                                        INCORPORATED

          The date of this Prospectus Supplement is October 23, 1996.

FIRST UNION REAL ESTATE INVESTMENTS FINANCIAL TRENDS


                                   [GRAPH]

                                   REVENUES
                            (AMOUNTS IN MILLIONS)

YEAR         1990       1991        1992        1993         1994       1995
           --------   --------    --------    --------     --------   --------
REVENUES   $ 76.861   $ 74.941    $ 74.567    $ 74.339     $ 76.339   $ 79.205


                                    [GRAPH]

                                 PROPERTY NOI
                             (AMOUNTS IN MILLIONS)

YEAR             1990       1991        1992        1993         1994       1995
               --------   --------    --------    --------     --------   --------
PROPERTY NOI   $ 48.035   $ 45.002    $ 43.403    $ 41.551     $ 41.880   $ 44.259



                                   [GRAPH]

                             CAPITAL EXPENDITURES
                             (AMOUNTS IN MILLIONS)

YEAR             1990       1991        1992        1993         1994       1995
               --------   --------    --------    --------     --------   --------
CAPITAL
EXPENDITURES   $ 4.963    $ 5.876     $ 10.260    $ 12.796     $ 8.357    $ 25.510



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SERIES A PREFERRED SHARES OR THE COMMON SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

PROMISES ARE BECOMING REALITIES AT FIRST UNION

During the past year, First Union has invested more than $25 million in its properties across the country. These projects include the 1995 renovation and expansion of Crossroads Center in Minnesota, and Fairgrounds Square in Pennsylvania. First Union also aquired Steeplechase Apartments, an apartment community in Ohio, and Woodland Commons, an open-air retail community center in Illinois.


                                        STEEPLECHASE APARTMENTS
                                        [PICTURE]
Exterior view of Steeplechase Apartments, Cincinnati, Ohio, clubhouse and pool.


WOODLAND COMMONS
[PICTURE]

Exterior view of Woodland Commons, Buffalo Grove, Illinois, facade showing tenant names.

                        CROSSROADS CENTER
                        [2-PICTURES]
Interior view of Crossroads Center, St. Cloud, Minnesota, showing common area of mall after renovation with skylights and new lighting treatment. Picture includes a caption showing 733,072 square feet, which is the total square feet of the mall. The caption also includes a list of major anchor tenants -- Dayton's JC Penney, Sears and Target.

Interior view of Crossroads Center, St. Cloud, Minnesota, showing common area of mall before renovation. Picture is captioned before renovation.


FAIRGROUNDS SQUARE
[2-PICTURES]
Exterior view of Fairgrounds Square Mall, Reading, Pennsylvania, after renovation of an entrance to the mall. Picture includes a caption showing 636,191 square feet, which is the total square feet of the mall. The caption also includes a list of major anchor tenants -- Boscov's, JC Penney, Montgomery Ward and Phar-Mor.

Exterior view of Fairgrounds Square Mall, Reading, Pennsylvania, before renovation of an entrance to the mall. Picture is captioned before renovation.

     Unless otherwise indicated, the information contained in this Prospectus Supplement assumes the sale of 2,000,000 Series A Preferred Shares at the initial public offering price and the application of the proceeds therefrom and does not give effect to any exercise of the Underwriters' over-allotment option. The Company's investment in the joint venture described under "Recent Developments -- Investment in Joint Venture" is not included within the Company's retail operating division. Accordingly, references herein to the number of retail properties in the Company's real estate portfolio, the occupancy rates of those properties and the historical cost of properties as a percentage of total real estate investments do not reflect the Company's investment in the joint venture. Except as expressly stated herein or unless the context requires otherwise, references to First Union or the Company relate to both First Union Real Estate Equity and Mortgage Investments (including its wholly owned subsidiaries) and First Union Management, Inc.

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

     First Union is a self-administered and self-managed REIT. Its current business focus is acquiring and repositioning retail and apartment properties with development potential and creating additional value through targeted capital expenditures, aggressive management and by capitalizing on redevelopment opportunities. Its retail investments consist primarily of enclosed regional malls in midsize markets, but also include two strip shopping centers, in locations with strong demographics. The apartments presently owned are garden-style communities with attractively landscaped grounds and a full range of amenities. The Company believes its portfolio of properties has significant upside rental revenue potential. As of September 30, 1996, the Company's portfolio included 15 retail properties and eight apartment communities totaling approximately 6,100,000 square feet of retail space (including anchor-owned space) and 2,281 apartment units, respectively, located in 15 states. First Union also owns five office properties totaling approximately 1,400,000 square feet, but intends to divest itself in the near-term of all of these properties except for its headquarters building in Cleveland. As of September 30, 1996, the retail, apartment and office properties (excluding North Valley Center which is being re-developed) were approximately 83%, 93% and 89% occupied, respectively.

     First Union experienced consistent growth from its founding in 1961 through the early 1980's. The Company has paid 139 uninterrupted quarterly dividends on its Common Shares since inception. Tight fiscal management enabled the Company to weather the real estate decline of the late 1980's, but First Union found itself at that time with an investment portfolio that was in need of upgrading and repositioning in order to regain its competitive position.

     First Union expects growth from both retail and apartment investments, which are consumer-driven types of income producing real estate. Unlike many other REITs which generate income from single geographic regions, First Union has an expanding presence in a number of high growth regions of the United States including Durham, North Carolina and Buffalo Grove, Illinois. First Union believes its existing retail portfolio has significant upside rental revenue potential and the Company intends to purchase additional properties with upside potential.

     James C. Mastandrea joined First Union in July 1993 as Chief Operating Officer and President, and immediately began to evaluate strategic alternatives for each of its assets. In addition, Mr. Mastandrea assembled his senior management team drawing from existing First Union executives as well as recruiting from outside the organization. Mr. Mastandrea, who has since become a holder of nearly 269,000 Common Shares, brought over 20 years of retail and finance experience to the Company. In January 1994, he was named Chief Executive Officer and Chairman of the Board of Trustees of First Union and began to implement a five-year strategic plan for the Company.

THE STRATEGIC PLAN

     Mr. Mastandrea and the new management team have instituted a formal planning process and developed a strategic plan adopted by the Board in January 1994. The immediate and ongoing strategic elements of the plan are: renovating the properties, repositioning the asset portfolios through targeted acquisitions and dispositions, and improving the operations of the Company. Over a five-year horizon, the strategic plan goals include restructuring of the balance sheet primarily through reduction of the Company's debt-to-equity ratio, significant growth in total assets, and substantial growth in funds from operations, dividends and share price in order to maximize total return to shareholders. The strategic plan calls for regular and ongoing evaluation of each property, including a discussion of strategic alternatives and a detailed annual program covering capital investment, management and leasing direction and a hold-or-sell decision. Every year, the retail and apartment properties are categorized into (i) assets to hold for enhanced value through capital investment, (ii) assets to hold for income, growth and appreciation with no further investment, (iii) assets to sell over the next three years and (iv) assets to sell over a period of the next three to five years.

     With its management restructuring and investment in a state-of-the-art accounting and management information system, First Union is now properly positioned to take advantage of superior opportunities to acquire retail and apartment properties with upside potential. In accordance with its long range plan, First Union intends to acquire underperforming assets and assets in locations with favorable demographic trends that have high potential for growth in income and asset value.

     Management believes the implementation of the strategic plan has already had a favorable impact on property operating results. By illustration, after decreasing from $48 million in 1990 to $41.6 million in 1993, property net operating income has since increased for two consecutive years to $41.9 million in 1994 and $44.3 million in 1995. For the nine months ended September 30, 1996, property net operating income was $33.3 million compared to $32.6 million for the same period in 1995. This is due to the improvement in core operations in leasing activity and in the repositioning of the portfolio through targeted capital expenditures, acquisitions and dispositions.

                         PROPERTY NET OPERATING INCOME
                                 (IN THOUSANDS)
                                  [BAR GRAPH]

1990                                     $48,035
1991                                     $45,002
1992                                     $43,403
1993                                     $41,551
1994                                     $41,880
1995                                     $44,259

     Elements of the strategic plan are discussed in more depth in the following subsections.

REPOSITIONING THE PORTFOLIO

     Since January 1994, the Company has invested $30 million in a joint venture which purchased nine retail malls for $311.7 million (see "Recent
Developments -- Investment in Joint Venture"), purchased one retail center for $21 million, purchased two apartment communities for a total of $31 million and sold three office properties and a parking garage for a total of $13.1 million. These transactions are consistent with the Company's strategy of selling its office properties and investing in retail and apartment properties. The Company also sold its 50% ownership interests in two shopping centers for a combined gain of $29.9 million because they did not meet the Company's strategic property profile. In addition, the Company is redeveloping a retail mall into an office campus in suburban Denver, Colorado, in response to the increasing demand for office space and the decreasing demand for retail space in that market. The repositioning of this mall as an office property should make it attractive for sale in the future.

RENOVATING THE PROPERTIES

     In 1994 and 1995, the Company spent a total of $33.9 million in capital expenditures, including tenant improvements, as compared to the same amount over the entire four year period from 1990 to 1993. For the nine months ended September 30, 1996, capital expenditures and tenant improvements were $16.6 million compared to $15.6 million for the same period in 1995. Since January 1994, the Company has initiated significant redevelopment programs on five retail centers aggregating approximately 2,500,000 square feet and completed capital improvement programs on three apartment properties. Management believes that these improvements were important in signing 357,000 square feet of new retail leases and increasing average apartment rental rates from $575 to $598 per unit per month during 1995. The Company believes that many of its best investment opportunities continue to be in improving its existing portfolio with several expansion, renovation and lease-up opportunities still remaining.

                  CAPITAL EXPENDITURES AND TENANT IMPROVEMENTS
                                 (IN THOUSANDS)
                                  [BAR GRAPH]

1990                                      $4,963
1991                                      $5,876
1992                                     $10,260
1993                                     $12,796
1994                                      $8,357
1995                                     $25,510

RESTRUCTURING THE BALANCE SHEET

     In 1994, the Company began the restructuring of its balance sheet. The Company initiated this process in the first quarter of 1994 by decreasing its dividend by 44% from $0.72 on an annualized basis in 1993 to $0.40 on an annualized basis in 1994, simultaneously decreasing its annual payout ratio from 65% of funds from operations to 43%. See "Management's Discussion and Analysis of Financial Condition and Results of

Operations" for the Company's definition of "funds from operations." The Company decreased its dividend because of reduced cash flow as installment payments ended from a prior year capital gain and to retain more capital for renovations and improvements to existing properties. Improved property net operating income allowed the Company to increase its dividend 10% in the fourth quarter of 1995 to $0.44 on an annualized basis resulting in a payout ratio of 53% of funds from operations on an annualized basis.

     In 1995, the Company replaced $34 million of floating rate debt and $14.3 million of short term, high-rate debt with $49.5 million of long term, lower cost fixed-rate debt at a rate of 7.5% for seven years. This refinancing decreased interest expense by $.04 per share on an annualized basis. Four other mortgage loan transactions in 1996 replaced an additional $48.5 million of variable rate debt with fixed rate debt at an average rate of 7.5%, most of which has a term of ten years. Additionally, the Company restructured its two existing revolving credit agreements from $80 million to a $96 million credit facility with an expanded bank group. This new credit facility, which is secured by the same collateral that secured the former $80 million facilities, is for a two-year term that can be extended thereafter each year at the request of the Company and upon consent of the bank group.

IMPROVING THE OPERATIONS

     Management and the Board of Trustees have implemented several structural changes to improve the operations of the Company. The election of four new Board members and the addition of several new members of management since January 1994 have augmented retail, finance and real estate experience as well as provided a network of business relationships to First Union. In order to better align the interests of management and the shareholders, the Board of Trustees adopted a management incentive program which tied cash awards, options and restricted share grants to operating performance goals and the Company's share price. Management reorganized the reporting structure into three business divisions: retail, apartments and office. A management training program was added to help recruit, develop and retain talented employees. Finally, the Company replaced its obsolete computer with a new management information system.

GOING FORWARD

     First Union plans to continue concentrating its efforts on retail and multi-family investments while divesting its office properties. First Union plans to increase its asset base significantly over the next few years, with corresponding growth in funds from operations and total return to shareholders, through new acquisitions and increased investments in existing properties in markets with strong demographics. This plan depends on, among other things, the availability of additional capital. This offering is part of an ongoing effort of the Company to strengthen its balance sheet with the ultimate goals of funding its growth plans, improving its credit ratings and reducing its cost of capital.

     First Union's headquarters are located at 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937 and its telephone number is (216) 781-4030.

                              RECENT DEVELOPMENTS

PORTFOLIO LEASING ACTIVITY

     Leases were executed for nearly 250,000 square feet in the first nine months of 1996. Major transactions included a 60,000 square foot lease with Gabriel Brothers at Mountaineer Mall in Morgantown, West Virginia, at $178,000 per year, which replaced a former tenant that paid approximately $20,000 in 1995. New leases for 57,000 square feet filled vacancies with tenants such as Blockbuster Video and Rex TV & Appliance. TeleTech, an industry leader in the outsourcing of customer telephone services and technical support functions, occupied 56,500 square feet at North Valley Center in Denver, Colorado in the second quarter and leased an additional 55,000 square feet in the third quarter.

     In the third quarter, Dollar General Store and Wholesale Mattress signed leases for a combined 14,000 square feet at Mountaineer Mall, and the Limited signed a Bath and Body Works lease for a 4,000 square foot store at Crossroads Mall, Fort Dodge, Iowa. Apple South Inc., currently the largest franchisee in the

Applebee's Restaurant chain, signed a ground lease to build an Applebee's Neighborhood Grill and Bar Restaurant, also at Crossroads Mall. Additionally, Corey Everson Aerobics and Fitness signed a lease for a 10,000 square foot physical fitness center at Woodland Commons in Buffalo Grove, Illinois.

     Activity on leases signed in previous quarters included the commencement of the 22,000 square foot United States Postal Service lease at Plaza 205 in Portland, Oregon and the opening of a 107,000 square foot Montgomery Ward store at Fairgrounds Square Mall in Reading, Pennsylvania. Montgomery Ward opened one month ahead of schedule and advised the Company that the store surpassed its grand opening sales goals. Non-retail leasing activity included Commercial Financial Services, a Tulsa-based financial services firm, which leased an additional 10,000 square feet, bringing its total occupancy to 40,000 square feet, at Landmark Towers in Oklahoma City, Oklahoma. This property has increased its occupancy to approximately 90% from 75% two years ago, due to a concentrated and focused leasing effort.

FINANCING

     Since January 1996, First Union has completed four mortgage loans, replacing $48.5 million of variable rate debt with fixed rate debt at an average rate of 7.5%. During the third quarter, First Union restructured its two existing revolving credit agreements from $80 million to a $96 million credit facility with an expanded bank group for a two-year term that can be extended thereafter each year at the request of the Company and upon consent of the bank group.

OFFICE BUILDING DISPOSITIONS

     In the first quarter of 1996, two office buildings and a parking garage located in Cleveland were sold for $8.8 million. First Union recorded a loss of approximately $5.6 million which was taken against the $14 million asset reserve recorded in 1995 in anticipation of this and other sales. First Union received from the purchaser $1.8 million in cash and a secured note which was repaid at the end of the second quarter.

FINANCIAL RESULTS

     For the third quarter ended September 30, 1996, revenues were $19.7 million, which was comparable to the same period in 1995. Property net operating income was $11.3 million for the third quarter of 1996, compared to $10.8 million for the third quarter of 1995. Income before capital gain or loss, extraordinary loss and cumulative effect of accounting change was $1.0 million, or $.06 per share for the third quarter of 1996 as compared to $.3 million, or $.02 per share for the same quarter in 1995. Funds from operations increased to $4.1 million in the third quarter of 1996 compared to $3.3 million for the same period in 1995.

     For the first nine months of 1996, revenues were $59.0 million, compared to $58.8 million for the same period in 1995. Property net operating income was $33.3 million for the first nine months of 1996, compared to $32.6 million for the first nine months of 1995.

     Without the impact of two non-recurring, non-cash charges, income before capital gain or loss, extraordinary loss and cumulative effect of accounting change was $2.5 million, or $.14 per share for the first nine months of 1996. These non-recurring, non-cash charges, amounting to $1.3 million, included the recognition of a $650,000 charge associated with the termination of the employment contract of a former executive officer of First Union who had an employment contract, and the write-off of a $680,000 tenant allowance related to an anchor tenant that was replaced by Gabriel Brothers, which is paying approximately $155,000 more in annual rent at Mountaineer Mall, Morgantown, West Virginia. With these one-time, non-cash charges, income before capital gain or loss, extraordinary loss and cumulative effect of accounting change for the first nine months of 1996 was $1.1 million, or $.07 per share, compared to $2.2 million, or $.12 per share for the same period in 1995.

     Funds from operations, excluding the impact of the employment contract termination expenses, was $11.6 million, or $.68 per share for the first nine months of 1996. Including this charge, funds from operations was $11.0 million, or $.64 per share for the first nine months of 1996 compared to $10.9 million, or $.60 per share for the same period in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Company's definition of "funds from operations."

TRUSTEE AND MANAGEMENT PURCHASES OF COMMON SHARES

     In December 1995, approximately 40,000 Common Shares were purchased by members of the Board of Trustees, which brings management and the Board of Trustees' total ownership to nearly 600,000 shares.

     In March 1996, 28 members of First Union's management team acquired approximately 11,000 additional Common Shares as part of the Company's long-term incentive ownership program. Management members receive 20% of their annual performance based incentive compensation under the program in the form of Common Shares issued at market prices. The Board of Trustees believes it is important that management have a vested ownership interest in First Union's shares.

INVESTMENT IN JOINT VENTURE

     As of September 27, 1996, First Union invested $30 million as equity in a joint venture which purchased a portfolio of nine retail shopping malls, comprising approximately 5,800,000 square feet of gross leasable area, located in mid-size markets in Louisiana, Arkansas, Texas, Oklahoma and New Mexico. The joint venture's purchase price for the nine malls was $311.7 million which included the assumption of approximately $50 million in existing mortgage debt and a new mortgage loan for $165 million provided by an affiliate of one of the members of the joint venture, as described below. Eight of the mall properties were acquired in fee and one was acquired through the purchase of a 50% partnership interest in the mall. The acquisition of Pecanland Mall, one of the eight malls acquired in fee, is contingent upon the receipt of a consent by the mortgagee, which consent First Union expects the joint venture to receive.

     The members of the joint venture are First Union and affiliates of General Motors Acceptance Corporation ("GMAC") and Cargill, Incorporated ("Cargill"). First Union's $30 million investment in the joint venture is comprised of $3.5 million in common and $26.5 million in preferred equity. The aggregate equity investment of the other parties is $83.5 million which is comprised of $10 million in common ($6.6 million owned by GMAC and $3.4 million owned by Cargill) and $73.5 million in preferred equity owned by GMAC and Cargill, as described below.

     The preferred equity is divided into three series, of which First Union's is the most junior in distribution and liquidation priority. First Union's preferred equity is entitled to distributions at a fixed rate of 10% for the first five years and 4% thereafter. The two senior series of preferred equity consist of a $35 million series owned by Cargill (the "Senior Preferred") and a $38.5 million series owned by GMAC (the "Series B Preferred"). The Senior Preferred is entitled to distributions at a floating rate equal to LIBOR plus 500 basis points (which increases by 50 basis points after each three month period). The joint venture has the right to redeem the Senior Preferred at any time. First Union and GMAC will seek an investment by a third party to replace Cargill's Senior Preferred and common equity as soon as practicable. The Series B Preferred is entitled to distributions at a floating rate equal to LIBOR plus 600 basis points. The joint venture has purchased an interest rate cap that limits its exposure to LIBOR increasing above 7%. Generally, additional income and cash, if any, after preferred distributions will be allocated and distributed proportionately to the joint venture members according to their common equity ownership.

     First Union has call options on all of the preferred equity held by the other joint venture members, commencing immediately with respect to the Senior Preferred and commencing after six months with respect to the Series B Preferred. The call price of the Senior Preferred is equal to 100% of its face amount plus accumulated distributions thereon, with interest but without any additional premium. The call price of the Series B Preferred is equal to 100% of its face amount plus the amount necessary to provide the holder thereof with a 15.75% annualized internal rate of return, after taking into account distributions previously made on the Series B Preferred.

     The holders of the Senior Preferred and the Series B Preferred have put options back to the joint venture with respect to their preferred equity commencing after two years in the aggregate amount of $10 million; put options on the remainder of the preferred equity are exercisable at the end of the third and fourth years. First Union has the right to contribute capital to the joint venture in order to enable the joint venture to satisfy those puts. Any such capital contributed by First Union will constitute additional amounts of First Union's series of preferred equity. The put prices are identical to the call prices, as described above.

     If First Union is unable or unwilling to contribute capital to the joint venture so that the put options can be satisfied, GMAC and Cargill have the right to offset the dollar amount of such put option by transferring an equivalent amount of capital from First Union's capital account and increasing their own accounts by such amount. As long as First Union has any capital balance remaining in the joint venture, it has the right to subsequently have its capital account restored by meeting the put and paying certain additional amounts. There can be no assurance that First Union will have sufficient funds available to make the capital contributions which may be required to satisfy the put options of the other joint venture members or that First Union will choose to make such capital contributions at that time. The failure to make such capital contributions would have a material adverse effect on the financial condition of First Union.

     Once all the Senior Preferred and the Series B Preferred have been acquired, First Union will have call options on all of the common equity of the other joint venture members as well. The call price of the common equity is equal to 100% of the face amount plus the amount necessary to provide the holder thereof with a 20% annualized internal rate of return, after taking into account distributions previously made on the common equity. In addition, for so long as Cargill's common equity is outstanding, Cargill is entitled to receive $75,000 per month. There are no put options on the common equity.

     GMAC Commercial Mortgage Corporation provided an aggregate of $165 million in new first mortgage financing for this acquisition. The financing encumbers seven of the properties and those properties are cross-collateralized and their mortgages have cross default provisions. The mortgages are at an interest rate of 8.43% and provide for amortization on a 30-year schedule. The unpaid balances are due ten years after commencement.

     The joint venture members selected First Union to be the managing member of the joint venture, and First Union has in turn retained its affiliate, First Union Management, Inc. (the "Management Company") as property manager for all nine malls. Although presently a minority investor in the joint venture, First Union has approval rights over major business and operating issues, such as capital expenditures, leasing criteria, dispositions of any one of the nine mall properties and changes to the joint venture arrangements.

     A list of the nine mall properties owned by the joint venture appears on the following page.

     The investment in the joint venture is comprised of the following nine retail shopping malls which the Company believes to be the dominant retailing facilities in each of their respective midsize markets in the southwestern United States. The total size of the portfolio is approximately 5,800,000 square feet (including anchor-owned space) with individual malls ranging in size from 442,000 square feet to 917,000 square feet. The average occupancy of the portfolio was over 92% as of December 31, 1995, and in-line mall retailers averaged approximately $250 per square foot in sales. Each mall is anchored with at least one Dillard's department store. Other primary anchor tenants include JCPenney, Sears, Mervyn's, Wal-Mart and Service Merchandise. Because the majority of the malls were built during the 1980s and have a modern appearance, the Company believes only minor capital expenditures will be required over the next several years.

                                                                 YEAR         SEPTEMBER 30, 1996
                                                    JOINT       OPENED/    ------------------------
                                                   VENTURE       YEAR                   ANNUALIZED
                                          TOTAL     OWNED      REMODELED               BASE MINIMUM
                                         SQ. FT.   SQ. FT.        OR       OCCUPANCY       RENT
 PROPERTY AND LOCATION      ANCHORS       (000)     (000)      EXPANDED        %          (000)
----------------------- ---------------  -------   -------     ---------   ---------   ------------
ALEXANDRIA MALL         Dillard's,          858       593      1973/1994       89%        $4,027
Alexandria, LA          JCPenney,
                        Mervyn's,
                        Sears, Service
                        Merchandise

BRAZOS MALL             Dillard's,          698       588      1976/1994       89          3,108
Lake Jackson, TX        JCPenney,
                        Sears, Service
                        Merchandise

KILLEEN MALL            Bealls,             579       348      1981/1987       92          3,531
Killeen, TX             Dillard's,
                        JCPenney,
                        Sears

MESILLA VALLEY MALL     Bealls,             591       378      1981/1990       89          3,245
Las Cruces, NM          Dillard's,
                        JCPenney,
                        Sears, Service
                        Merchandise

PARK PLAZA              Dillard's           542       258      1988/1993       99          5,499
Little Rock,AR          (two stores)
PECANLAND MALL          Dillard's,          917       351      1985/1990       95          5,470
Monroe, LA              JCPenney,
                        Mervyn's, Sears

SHAWNEE MALL            Dillard's,          442       229      1989/1991       94          2,082
Shawnee, OK             JCPenney,
                        Sears,
                        Wal-Mart

TEMPLE MALL             Dillard's,          574       232(1)   1976/1994       92          2,743
Temple, TX              Foley's,
                        JCPenney,
                        Service
                        Merchandise

VILLA LINDA MALL        Dillard's,          570       350      1985/1991       91          3,785
Santa Fe, NM            JCPenney,
                        Mervyn's, Sears
                                         -------   -------
TOTAL                                     5,771     3,327

---------------

(1) Ownership represents a 50% interest in a partnership with the other 50% being owned by an unrelated third party.

     The following unaudited pro forma combined condensed financial information is based on the historical financial statements of First Union and reflects the $50 million Series A Preferred Share offering and the application of the net proceeds thereof. First Union's investment in the joint venture which acquired nine retail shopping malls occurred as of September 27, 1996. The unaudited pro forma information should be read in conjunction with the historical statements and notes related thereto of First Union.

     The unaudited combined condensed Balance Sheet of First Union as of September 30, 1996 is presented as if the Series A Preferred Share offering occurred on September 30, 1996. The unaudited combined condensed Statement of Income for the year ended December 31, 1995 is presented as if the Series A Preferred Share offering and the investment in the joint venture occurred on January 1, 1995. In management's opinion, all adjustments necessary to reflect the investment in the joint venture have been included in the accompanying financial statements. The unaudited pro forma Statement of Income is not necessarily indicative of the results which actually would have occurred if the transaction had been consummated at the beginning of the period presented, nor does it purport to represent the financial results of operations for future periods.

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                                                      (IN THOUSANDS)
                                                        -------------------------------------------
                                                        FIRST UNION      ISSUANCE OF
                                                        (HISTORICAL)   PREFERRED SHARES   PRO FORMA
                                                        ------------   ----------------   ---------
    ASSETS

    Investments in real estate, net....................   $340,715         $               $340,715

    Investment in joint venture........................     30,000                           30,000

    Mortgage loans receivable..........................     42,206                           42,206

    Other assets.......................................     17,346                           17,346
                                                          --------         --------        --------
                                                          $430,267         $               $430,267
                                                          ========         ========        ========
    LIABILITIES AND SHAREHOLDERS' EQUITY

    Liabilities
      Mortgage loans...................................   $129,985         $               $129,985
      Senior notes.....................................    100,000                          100,000
      Bank loans.......................................     63,940          (47,100)(a)      16,840
      Accounts payable and other.......................     38,361                           38,361
                                                          --------         --------        --------
                                                           332,286          (47,100)        285,186

    Shareholders' equity...............................     97,981           47,100(a)      145,081
                                                          --------         --------        --------
                                                          $430,267         $     --        $430,267
                                                          ========         ========        ========

---------------
(a) Reflects the issuance of $50 million of Series A Preferred Shares, net of estimated issuance costs and the repayment of bank debt with the net proceeds.

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                   (IN THOUSANDS)
                                       -----------------------------------------------------------------------
                                       FIRST UNION      ISSUANCE OF                  INVESTMENT IN
                                       (HISTORICAL)   PREFERRED SHARES   PRO FORMA   JOINT VENTURE   PRO FORMA
                                       ------------   ----------------   ---------   -------------   ---------
Revenues
  Rents...............................    $74,349         $               $74,349        $            $74,349
  Management and leasing fees.........                                                    4,616(c)      4,616
  Interest............................      4,856                           4,856                       4,856
  Equity in earnings of joint
     venture..........................                                                    1,405(d)      1,405
                                          -------         --------        -------        ------       -------
                                           79,205                          79,205         6,021        85,226
                                          -------         --------        -------        ------       -------
Expenses
  Property operating..................     25,982                          25,982                      25,982
  Real estate taxes...................      8,555                           8,555                       8,555
  Depreciation and amortization.......     11,901                          11,901                      11,901
  Interest............................     22,397           (3,669)(a)     18,728         2,337(e)     21,065
  General and administrative..........      7,114                           7,114         2,600(f)      9,714
                                          -------         --------        -------        ------       -------
                                           75,949           (3,669)        72,280         4,937        77,217
                                          -------         --------        -------        ------       -------
Income before capital gain or loss,
  extraordinary loss and cumulative
  effect of accounting change.........      3,256            3,669          6,925         1,084         8,009
  Series A Preferred Share dividend...                      (4,200)(b)     (4,200)                     (4,200)
                                          -------         --------        -------        ------       -------
Income before capital gain or loss,
  extraordinary loss and cumulative
  effect of accounting change
  applicable to Common Shares.........    $ 3,256         $   (531)       $ 2,725       $ 1,084       $ 3,809
Per Share Data:
Income before capital gain or loss,
  extraordinary loss and cumulative
  effect of accounting change
  applicable to Common Shares.........    $  0.18         $  (0.03)(g)    $  0.15       $  0.06(g)    $  0.21
                                          =======         ========        =======        ======       =======

---------------

(a) To reflect the reduction in interest expense from using the net proceeds of the Series A Preferred Share offering to repay bank debt.

(b) To reflect the Series A Preferred Share distribution.

(c) To reflect the management and leasing fees assumed to be received by First Union from the joint venture for management of the properties.

(d) To reflect First Union's share of equity earnings in the joint venture.

(e) To reflect the additional interest cost associated with financing First Union's investment in the joint venture through bank debt.

(f) To reflect the additional estimated general and administrative costs associated with managing and leasing the joint venture properties.

(g) The pro forma per share amount for income before capital gain or loss, extraordinary loss and cumulative effect of change in accounting applicable to Common Shares is based on the weighted average Common Shares outstanding of 18,116,000.

                             TERMS OF THE OFFERING

Securities Offered..............  2,000,000 Series A Cumulative Convertible
                                  Redeemable Preferred Shares of Beneficial
                                  Interest.

Distributions...................  Cumulative in an amount per share equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions (determined on each of the quarterly distribution payment dates referred to below) on the Common Shares, or portion thereof, into which a Series A Preferred Share is convertible, payable quarterly in arrears on the last day of January, April, July and October of each year, commencing January 31, 1997, when, as and if declared by the Board of Trustees. See "Description of Series A Preferred
                                  Shares -- Distributions."

Liquidation Preference..........  $25.00 per share plus an amount equal to accrued and unpaid distributions, if any. See "Description of Series A Preferred
                                  Shares -- Liquidation Rights."

Conversion Rights...............  The Series A Preferred Shares are convertible, in whole or in part, at the option of the holders at any time, unless previously redeemed, into Common Shares, at a conversion price of $7.5625 per Common Share (equivalent to a conversion rate of 3.31 Common Shares for each Series A Preferred Share), subject to adjustment in certain circumstances. See "Description of Series A Preferred
                                  Shares -- Conversion Rights" and
                                  "-- Conversion Price Adjustments."

Limitations on Ownership........  With limited exceptions, no person or persons acting as a group may beneficially own more than (i) 9.8% of the Common Shares, which limitation assumes that all securities convertible into Common Shares owned by such person or group of persons, such as the Series A Preferred Shares, have been converted or
                                  (ii) 25% of the Series A Preferred Shares (the "Preferred Shares Ownership Limit Provision"). Shares owned in excess of such limitations shall not be entitled to any voting rights, shall not be considered outstanding for quorum or voting purposes, shall not be entitled to dividends, interest or any other distribution with respect to such shares and, in the case of the Series A Preferred Shares, shall not be entitled to any conversion rights. Assuming a holder of Series A Preferred Shares owns no Common Shares or other securities convertible into Common Shares, the maximum dollar amount such holder of the Series A Preferred Shares can own pursuant to such limitations will be $12,500,000 as of the closing of this offering. See "Description of Series A Preferred Shares -- Restrictions on Ownership" and "Description of Shares of Beneficial Interest -- Restriction on Size of Holdings" in the accompanying Prospectus.

Redemption at Option of First
Union...........................  The Series A Preferred Shares are not
                                  redeemable prior to October 29, 2001, and at no time will the Series A Preferred Shares be redeemable for cash. On and after October 29, 2001, the Series A Preferred Shares will be redeemable, in whole or in part, at the option of the Company, for such number of Common Shares as are issuable at a conversion rate of
                                  3.31 Common

                                  Shares for each Series A Preferred Share, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Shares on the NYSE equals or exceeds the conversion price per share, subject to adjustment in certain circumstances. The Series A Preferred Shares will not be entitled to the benefit of any sinking fund. See "Description of Series A Preferred Shares -- Redemption."

Voting Rights...................  Generally, the holders of Series A Preferred
                                  Shares will have voting rights only as
                                  described below. Whenever distributions on the Series A Preferred Shares or any Parity Shares (as defined below) are in arrears for six quarterly distribution periods (whether or not consecutive), holders of the Series A Preferred Shares (voting together as a class with holders of any other series of preferred shares of beneficial interest of First Union ("Preferred Shares") ranking on a parity with the Series A Preferred Shares with respect, in each case, to the payment of distributions and amounts upon liquidation, dissolution and winding up ("Parity Shares")) will have the right to elect two additional trustees to serve on the Board of Trustees until such distribution arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of Series A Preferred Shares or Parity Shares cannot be made without the affirmative vote of two-thirds of the Series A Preferred Shares and the Parity Shares similarly affected, voting as a single class, entitled to be cast thereon. See "Description of Series A Preferred Shares -- Voting Rights."

Ranking.........................  The Series A Preferred Shares will rank senior to the Common Shares with respect to payment of distributions and amounts upon liquidation, dissolution or winding up. See "Description of Series A Preferred Shares -- Distributions" and "-- Liquidation Rights."

NYSE Listing....................  The Series A Preferred Shares have been approved for listing on the NYSE under the symbol "FURPrA," subject to official notice of issuance.

Use of Proceeds.................  The net proceeds to First Union from the sale of the Series A Preferred Shares offered hereby are expected to be approximately $47,100,000 ($54,262,500 if the Underwriters'
                                  over-allotment option is exercised in full).
                                  First Union will use the net proceeds to pay down bank debt. See "Use of Proceeds" and "Capitalization".

                                    BUSINESS

GENERAL

     First Union, a business trust organized in Ohio under a Declaration of Trust dated August 1, 1961, as amended (the "Declaration of Trust"), is a self-administered and self-managed equity REIT whose primary business is acquiring, repositioning, owning and managing retail and apartment properties. In order to encourage efficient operation and management, in 1972 the Company formed the Management Company, a separate but affiliated company, to manage its properties. For financial reporting purposes, the financial statements of the Management Company are combined with those of First Union.

     The Company's retail properties consist of enclosed regional malls and strip shopping centers. The apartments are typically garden-style communities made up of groups of two and three story buildings on attractively landscaped grounds. The Company believes its properties have significant upside rental revenue potential. As of September 30, 1996, the Company's portfolio included 15 retail properties and eight apartment properties totaling approximately 6,100,000 square feet of retail space (including anchor-owned space) and 2,281 apartment units, respectively, located in 15 states. First Union also owns five office properties totaling approximately 1,400,000 square feet but intends over time to divest itself of these properties, except for its headquarters building. As of September 30, 1996, the retail, apartment and office properties (excluding North Valley Center which is being re-developed) were approximately 83%, 93% and 89% occupied, respectively.

     First Union expects growth from both retail and apartment investments, which are consumer-driven types of income producing real estate. Unlike many other REITs which generate income from single geographic regions, First Union has an expanding presence in a number of high growth regions of the United States including Durham, North Carolina and Buffalo Grove, Illinois. First Union believes its existing retail portfolio has significant upside rental revenue potential and the Company intends to purchase additional properties with upside potential.

     In January 1994, First Union divided its operations into separate and distinct business divisions: retail, apartment and office. A description of each division follows.

RETAIL DIVISION

     The retail division is structured into three geographic regions, each of which operates autonomously. As of September 30, 1996, the retail portfolio consisted of 15 properties, approximately 6,100,000 square feet, and was 60% of total real estate investments based on historical cost. In 1995, the retail division accounted for 50% of First Union's total property net operating income. Year-end retail occupancy was 82%, 81% and 82% for 1995, 1994 and 1993, respectively.

     During 1994 and 1995, the Company invested approximately $22 million to upgrade existing retail properties. Management expects these improvements to generate increased rental revenues, while keeping the Company's cost per square foot of rental properties at approximately $50 per square foot.

     During 1995, First Union completed the sale of its 50% ownership interests in Wyoming Valley Mall and Middletown Mall, structured as a tax-free exchange. As part of this tax-free exchange, the Company acquired Woodland Commons in Buffalo Grove, Illinois.

     First Union's retail division signed new leases totaling 357,000 square feet in 1995, including tenants such as Montgomery Ward, Peebles Department Store, Dunham's Sporting Goods, JoAnn Fabrics, Rex TV & Appliance, Sears Electronic & Appliance and On Cue (a division of Musicland). In addition, the retail division signed new 10-year operating covenants with JC Penney, Dayton's and Boscov's.

     The leasing staff, which is part of the Management Company, has been effective in strengthening First Union's image, name recognition and presence as a retail property owner/operator. First Union seeks the most creditworthy retailers/tenants in the industry, while maintaining tenant and geographic diversification within its retail division to minimize its downside risk. The largest paying tenant represented less than 2% of total revenues for 1995.

     First Union's retail portfolio is oriented primarily toward value conscious consumers located in secondary retail trade areas. First Union's retail properties cater primarily to consumers residing in midsize markets with manufacturing, distribution and agriculturally-based economies and generally do not directly compete with those REITs that service major markets with upscale fashion-oriented shopping centers.

     In 1995 a specialty leasing department and a retail marketing unit for the Management Company were created. Specialty leasing capitalizes on existing opportunities within First Union's mall properties, such as cart and kiosk rentals. The marketing staff organizes special events and promotes the properties to the shoppers.

APARTMENT DIVISION

     The apartment division is the Company's fastest growing operating segment. Over the last two years, the Company has acquired two properties totaling 617 units and has invested over $2 million in improvements to existing communities. As of September 30, 1996, First Union owned eight apartment communities consisting of 2,281 units located in the Midwest and Southeast. As of September 30, 1996, apartments comprised 21% of First Union's total real estate investments based on historical cost and 19% of total 1995 property net operating income. Apartment property net operating income increased 36% to $8.5 million in 1995 from $6.2 million in 1994. Portfolio occupancy for the apartment division throughout the year averaged 95%, 95% and 94% in 1995, 1994 and 1993, respectively. First Union has focused on the acquisition of apartment communities in growing consumer-driven markets, as shown in the chart below.

                     PROJECTED DEMOGRAPHIC GROWTH BY COUNTY

                                                              EMPLOYMENT       HOUSEHOLD
                                                                GROWTH          GROWTH
                                                              (1995-2000)     (1995-2000)
                                                              -----------     -----------
        Cumberland County, NC (Fayetteville)................       7.3%           11.6%
        Briarwood Apartments

        DeKalb County, GA (Atlanta).........................       5.5%            9.0%
        Walden Village

        Durham County, NC (Raleigh-Durham-Chapel Hill)......      11.3%           15.7%
        Beech Lake Apartments

        Marion County, IN (Indianapolis)....................       5.8%            3.5%
        Somerset Lakes

        Mecklenburg County, NC (Charlotte)..................       9.0%           16.2%
        Woodfield Gardens
        Windgate Place

        Montgomery County, OH (Dayton)......................       2.6%            2.4%
        Meadows of Catalpa

        Warren County, OH (Cincinnati)......................       8.6%            9.5%
        Steeplechase Apartments

        NATIONAL AVERAGE....................................       4.9%            7.1%

Source: Calculations by Company based on data compiled by Woods & Poole
        Economics, Inc., Washington, D.C. Use of the information contained herein, and conclusions drawn therefrom are solely the responsibility of the Company and not Woods & Poole Economics, Inc.

     The Company intends to continue this focus on growth markets. The management team intends to improve resident retention by establishing a quality property image, by providing competitive pricing and by responding to resident needs.

     In 1995, First Union revitalized several of its apartment community amenities, one of which was the rebuilding of an attractive and functional clubhouse at Briarwood Apartments containing a new leasing office, exercise facility and meeting and party rooms. In addition, the clubhouse at Meadows of Catalpa was rebuilt. This facility houses a leasing office, pub, basketball court, exercise and weight room and a community center. The clubhouse is adjacent to an olympic-size swimming pool and six tennis courts. The Company strives to maintain the value of its properties by refurbishing its existing apartment communities to create additional value for this segment of the portfolio.

     During 1995, average rent increased from $575 to $598 per unit per month; the expense ratio (expressed as a percentage of revenues) dropped from 47% to 44%. Overall, in this division revenues for 1995 were up $3.3 million, or 28%, over 1994.

OFFICE PROPERTY DIVISION

     First Union intends over time to divest its entire office property portfolio, with the exception of its headquarters building. This move is part of the Company's strategic plan to redirect a major portion of its capital resources from office properties into retail and apartment acquisition opportunities. Leasing efforts by the Management Company have been increased to maximize the sale value of these properties.

     As of September 30, 1996, First Union's office property division consisted of five properties totaling approximately 1,400,000 square feet. First Union sold one property in 1995 and two others in early 1996 totaling approximately 611,000 square feet. The remaining properties currently comprise approximately 17% of First Union's total real estate investments on a cost basis. Office property net operating income improved from $4.3 million in 1994 to $4.6 million in 1995. Year-end office occupancy was 75%, 76% and 76% in 1995, 1994 and 1993, respectively.

OTHER OPERATIONS

     PARKING FACILITIES. The Company currently owns three parking facilities in downtown Cleveland, which account for approximately 3% of total real estate investments of First Union on a cost basis. These facilities are leased to the Management Company and managed by an independent operator compensated at a base rate with an incentive. Parking net operating income increased from $2.9 million in 1994 to $3.3 million in 1995, which represents 8% of total property net operating income.

     MORTGAGE INVESTMENTS. Mortgage loan interest income was approximately $4.4 million in 1995, which compares to $3.9 million in 1994. Currently, First Union has three mortgage investments, consisting of a first mortgage loan secured by an office building in Cleveland, maturing in 2011; a wraparound mortgage loan secured by an apartment community in Atlanta, maturing in 1999; and a mortgage loan on a mall in Fairmont, West Virginia, maturing in 1998. All of the loans are current.

                                USE OF PROCEEDS

     The net proceeds to First Union from the sale of the Series A Preferred Shares offered hereby are expected to be approximately $47,100,000 ($54,262,500 if the Underwriters' over-allotment option is exercised in full). First Union will use the net proceeds to pay down bank debt.

     As of September 30, 1996, the bank credit line outstanding was $63.9 million at an interest rate of 7.59%. The bank credit line matures in 1998.

                                 CAPITALIZATION

     The following table shows the combined capitalization of First Union and the Management Company at September 30, 1996, and as adjusted to give effect to this offering and the use of the estimated net proceeds described herein.

                                                                           SEPTEMBER 30, 1996
                                                                       ---------------------------
                                                                       OUTSTANDING     AS ADJUSTED
                                                                       -----------     -----------
                                                                             (IN THOUSANDS)
SENIOR DEBT
  Bank loans.........................................................   $  63,940       $  16,840
  Mortgage debt, ranging from 6.875% to 9.375% and due 1996 to
     2014............................................................     129,985         129,985
  8.875% Senior notes due 2003.......................................     100,000         100,000
                                                                        ---------       ---------
     Total debt......................................................     293,925         246,825
                                                                        ---------       ---------
SHAREHOLDERS' EQUITY
  Series A Preferred Shares (liquidation preference $25 per share)
     0 shares outstanding; 2,000,000 shares issued as adjusted, net
     of issuance costs...............................................          --          47,100
  Common Shares; 17,459,144 shares outstanding.......................      17,459          17,459
  Additional paid-in capital.........................................      53,372          53,372
  Undistributed income from operations...............................      17,963          17,963
  Undistributed capital gains........................................      14,949          14,949
  Dividend accrued for common shares.................................      (5,762)         (5,762)
                                                                        ---------       ---------
     Total shareholders' equity......................................      97,981         145,081
                                                                        ---------       ---------
     Total combined capitalization...................................   $ 391,906       $ 391,906
                                                                        =========       =========

REAL ESTATE PORTFOLIO

     First Union's real estate portfolio, excluding its interest in the joint venture, consisted of the following properties as of September 30, 1996.

                                                    TOTAL
                               YEAR ACQUIRED/    SQUARE FEET     SQUARE FEET                                        MORTGAGE LOAN
 PROPERTY                      YEAR RENOVATED        (1)            OWNED        OCCUPANCY  % OF TOTAL  TOTAL COST    BALANCES
   NAME          LOCATION        OR EXPANDED        (000)           (000)        RATE (2)    AT COST      (000)         (000)
----------       --------      ---------------   ------------    -----------     ---------  ----------  ----------  -------------
RETAIL
------
Fairgrounds
  Square.....  Reading, PA        1981/1995           636             538           96%        9.1%     $ 41,247     $      --(3)
Mountaineer..  Morgantown, WV     1978/1994           674             616           88         7.3        33,327         8,320
Crossroads...  St. Cloud, MN      1972/1995           733             625           98         6.9        31,309        49,717
Fingerlakes..  Auburn, NY         1981/1992           404             404           87         5.9        27,128            --
Woodland
Commons......  Buffalo Grove, IL  1995                171             171           94         4.8        21,940        12,000
Kandi........  Willmar, MN        1979/1992           451             451           89         4.5        20,307            --(3)
Wilkes.......  Wilkesboro, NC     1983/1984           359             359           70         4.1        18,728            --
Mall 205.....  Portland, OR       1975/1988           434             257           97         3.0        13,769            --
Peach Tree...  Marysville, CA     1979/1986           436             436           51(4)      3.0        13,599            --
Valley.......  Yakima, WA         1980/1988           425             309           93         2.7        12,330            --
Crossroads... Fort Dodge, IA      1977/1988           427             328           93         2.7        12,461            --(3)
Westgate
  Towne
  Centre.....  Abilene, TX        1977/1987           386             291           36(5)      2.1         9,720            --
Two Rivers...  Clarksville, TN    1975/1993           233             233           46(5)      1.8         8,348            --
Plaza 205....  Portland, OR       1978/1995           168             168          100         1.0         4,476           486
Valley North.  Wenatchee, WA      1973/1981           171             171           87          .9         4,303            --
                                                    -----           -----          ---         ---      --------       -------
                                                    6,108           5,357           83        59.8       272,992        70,523
                                                    -----           -----          ---         ---      --------       -------
APARTMENTS
----------
Somerset
  Lakes......  Indianapolis, IN   1988/1992           360 units                     98         4.5        20,446        14,915
Beech Lake...  Durham, NC         1994                345 units                     90         4.3        19,797        12,391
Walden
  Village....  Atlanta, GA        1992/1993           380 units                     88         3.0        13,546            --(3)
Steeplechase.  Cincinnati, OH     1995                272 units                     94         2.6        12,036         8,947
Meadows of
Catalpa......  Dayton, OH         1989/1995           323 units                     94         2.3        10,488         7,737
Briarwood....  Fayetteville, NC   1991/1995           273 units                     91         1.8         8,296            --(3)
Windgate
  Place......  Charlotte, NC      1991/1992           196 units                     97         1.3         6,168         1,393
Woodfield
  Gardens....  Charlotte, NC      1991/1992           132 units                     94          .8         3,761           803
                                                    -----                          ---        ----      --------      --------
                                                    2,281 units                     93        20.6        94,538        46,186
                                                    -----                          ---        ----      --------      --------
OFFICE
PROPERTIES
----------
55 Public
  Square.....  Cleveland, OH      1963/1992           398                           94         6.9        31,609            --(3)
Landmark
  Towers.....  Oklahoma City, OK  1977/1987           259                           89         3.4        15,558           628
Henry C.
  Beck.......  Shreveport, LA     1974                185                           83         1.8         8,271            --
Circle
  Tower......  Indianapolis, IN   1974/1988           104                           78          .9         4,114            --
                                                    -----                          ---        ----      --------      --------
                                                      946                           89        13.0        59,552           628
                                                    -----                          ---        ----      --------      --------
North Valley
  Center (6).  Denver, CO         1969/1995           452                           61(6)      3.6        16,502           373

OTHER
-----
Parking
  Garage.....  Cleveland, OH      1975              1,100 spcs.                     --         1.5         7,021         8,754
Land-Huntington
  Building...  Cleveland, OH      1961                 --                           --         1.0         4,501            --
Parking
Facility.....  Cleveland, OH      1977                300 spcs.                     --          .5         2,286            --
                                                                                               ---      --------      --------
                                                                                               3.0        13,808         8,754
                                                                                               ---      --------      --------
                                                                                                         457,392
               Reserve for unrealized loss on carrying value of real estate..................             (7,004)      126,464
               Senior debt underlying wraparound mortgage loan investments...................                            3,521
                                                                                                        --------      --------
               Totals........................................................................           $450,388      $129,985
                                                                                                        ========      ========

---------------
See following page for footnote references.

                   NOTES TO SUMMARY OF REAL ESTATE PORTFOLIO

(1) The square footage shown represents gross leasable area for shopping malls and net rentable area for office buildings. The apartments are shown as number of units. The parking garage and parking facility are shown as number of parking spaces. The office building square footage, apartment units and garage spaces are the same for total and owned.

(2) Occupancy rates shown are as of September 30, 1996, and are based on the total square feet at each property, except apartments which are based on the average number of units occupied during the twelve-month period ended September 30, 1996.

(3) These properties are the collateral for First Union's bank line of credit.

(4) The property was inundated by a flood which occurred in February 1986. The mall was subsequently rebuilt and re-opened in November 1986. A temporary tenant occupied approximately 70,000 square feet as of September 30, 1996. First Union is pursuing a mixed use strategy for this former retailing facility.

(5) Highly competitive market conditions have made leasing space difficult. First Union continues to seek tenants and alternative retail strategies for these properties.

(6) North Valley Center was repositioned and reclassified from a shopping mall to an office property during 1995, and is being marketed and leased to large, open-space users. A lease for 55,000 square feet of space was executed as of September 30, 1996, which will increase occupancy to 73% when the space opens in the fourth quarter of 1996.

MAJOR TENANTS & SPECIALTY STORES

     First Union's 15 retail properties have over 708 tenants, which represent a wide variety of types of retailers and products, from major anchor department stores to small local operators. First Union does not rely on any single entity for a significant portion of rental revenues as the largest paying tenant represents less than 2% of total revenues for 1995.

     As of September 30, 1996, the tenants listed below, which do not include the tenants of the joint venture properties, show the diversity of retailers that provide annual revenue of at least $125,000 in aggregate base minimum rent.



                                                                  TOTAL BASE MINIMUM     NUMBER OF
      RETAIL TENANTS (1)                                           RENT (ANNUALIZED)      STORES
      ------------------                                           ------------------   ---------
      ANCHORS                                                     (RENT IN THOUSANDS)
      -------
      JC Penney..................................................       $  1,162              7
      Montgomery Ward............................................            812              4(2)
      Wal-Mart...................................................            714              1
      Dominick's.................................................            702              1
      Kmart......................................................            527              2
      Herberger's................................................            402              1
      Food 4 Less................................................            390              1
      Stone & Thomas.............................................            324              1
      Phar-Mor...................................................            281              1
      Sears......................................................            278              6(2)
      Payless Drug...............................................            253              3
      Dunhams....................................................            202              2
      Gabriel Brothers...........................................            178              1
      Lamonts....................................................            176              1
      Belks......................................................            146              1
      The Emporium...............................................            125              1
                                                                        --------            ---
                                                                           6,672             34
      OTHERS
      ------
      F.W. Woolworth or affiliated company.......................            929             18
      Department of Social Services, Yuba County.................            539              1
      The Limited Inc............................................            475              6
      Melville Realty or affiliated company......................            359              7
      Scheels Sports Shop........................................            328              1
      Maurices...................................................            327              8
      Radio Shack................................................            278              9
      Jo-Ann Fabrics.............................................            257              4
      Payless Shoes/Volume Shoes.................................            248              7
      Athletic Fitters...........................................            217              3
      Sterling...................................................            215              5
      U.S. Government............................................            209              3
      Waldenbooks................................................            198              5
      Carmike Cinemas............................................            195              1
      Walgreens..................................................            193              2
      Deb Shop...................................................            191              5
      General Nutrition..........................................            190              8
      Musicland and On Cue.......................................            186              5
      Claire's Boutique..........................................            163             10
      Regis Corp.................................................            163              9
      Auburn Cinemas.............................................            156              1
      Party Depot................................................            146              1
      Eastwynn Theatres..........................................            144              2
      BDalton....................................................            134              3
      Brauns Fashions............................................            130              4
      Red Roper..................................................            130              1
      Rex TV.....................................................            125              2
                                                                        --------            ---
                                                                           6,825            131
                                                                        --------            ---
                                                                        $ 13,497            165
                                                                        ========            ===

---------------
See following page for footnote references.

---------------

(1) The list of tenants includes one entity that is operating in bankruptcy (Lamonts) and three stores where the tenants have vacated but are still paying rent (F.W. Woolworth at Wilkes Mall, Kmart at Fingerlakes Mall and Sears Paint and Hardware at Woodland Commons). The base minimum rents for these five tenants comprise a total of only 1.0% of total revenues for 1995. While still collecting rent on these spaces, First Union seeks out new, stronger retailers as replacements. As an example, in 1994 First Union opened a new 126,000 square foot Wal-Mart store at Mountaineer Mall in the place of the bankrupt Ames department store. Customer traffic was significantly enhanced, as was revenue.

(2) Montgomery Ward owns its pad site and building at two of the malls and Sears occupies its store at one of the malls under a lease with an unrelated third party.

                   PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     The Common Shares are listed on the NYSE under the symbol "FUR." The following table sets forth the high and low sale prices of the Common Shares as reported in the New York Stock Exchange Composite Tape and the distributions declared, for the periods indicated.

                                                                HIGH     LOW     DISTRIBUTIONS
                                                                ----     ---     -------------
    1996 Quarters Ended
         December 31 (through October 23).....................  $ 7  3/8 $ 6 3/8
         September 30.........................................    7        6 3/8     $ .11
         June 30..............................................    7  3/8   6 3/8       .11
         March 31.............................................    8  1/8   6 7/8       .11
    1995 Quarters Ended
         December 31..........................................  $ 7  5/8 $ 6 7/8     $ .11
         September 30.........................................    7  7/8   7 1/8       .10
         June 30..............................................    8        7           .10
         March 31.............................................    8  5/8   6 1/2       .10
                                                                                    ------
                                                                                     $ .41
    1994 Quarters Ended
         December 31..........................................  $ 8  1/8 $ 6 3/8     $ .10
         September 30.........................................    7  3/8   6 1/8       .10
         June 30..............................................    8        6 3/8       .10
         March 31.............................................   10  1/4   7 3/8       .10
                                                                                    ------
                                                                                     $ .40

     See the cover page of this Prospectus Supplement for the price of a Common Share as of a recent date. On September 30, 1996, First Union had approximately
17.5 million Common Shares outstanding, owned by approximately 15,000 beneficial holders.

     To qualify as a REIT, First Union is required to make distributions (other than capital gain distributions) to its shareholders in amounts at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends-paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. First Union's distribution strategy is to distribute what it believes is a conservative percentage of its funds from operations, while permitting the Company to retain funds for capital improvements and other investments.

     The payment of distributions is subject to the discretion of the Board of Trustees and is dependent upon the financial condition and operating results of First Union.

     For federal income tax purposes, distributions may consist of ordinary income, capital gains, non-taxable return of capital or a combination thereof. Distributions that exceed First Union's current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and reduce the shareholder's basis in his or her shares. To the extent a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in his or her shares, it will generally be treated as gain from the sale or exchange of that shareholder's shares. First Union annually notifies shareholders of the taxability of distributions paid during the preceding year. Approximately 82% of the distributions for 1995 was treated as capital gain for federal income tax purposes and approximately 18% as ordinary income.

     Under federal income tax rules, First Union's earnings and profits are first allocated to its Preferred Shares, to the extent any Preferred Shares are outstanding, which may increase the portion of the Common Shares distribution classified as a return of capital. First Union anticipates that all of the dividends on the Series A Preferred Shares will be taxable income to its holders for calendar year 1997.

                            SELECTED FINANCIAL DATA

     Set forth below is selected financial data for the nine months ended September 30, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991. The selected financial data has been derived from, and should be read in conjunction with, the unaudited combined financial statements and accompanying notes included in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1996 and 1995 and the related audited combined financial statements and accompanying notes included in the Company's Annual Reports on Form 10-K/A for the year ended December 31, 1995 and Form 10-K for the years ended December 31, 1994, 1993, 1992 and 1991.

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                                -------------------   ----------------------------------------------------
                                                  1996       1995       1995       1994       1993       1992       1991
                                                --------   --------   --------   --------   --------   --------   --------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS
  Revenues....................................  $ 58,995   $ 58,794   $ 79,205   $ 76,339   $ 74,339   $ 74,567   $ 74,941
  Property net operating income (1)...........    33,271     32,641     44,259     41,880     41,551     43,403     45,002
  Interest expense............................    17,513     16,625     22,397     21,280     18,517     18,933     20,771
  Depreciation and amortization (2)...........     9,858      8,688     11,901     10,555      9,763      9,179      8,068
  Income before capital gain or loss,
    extraordinary loss and cumulative effect
    of
    accounting change (3).....................     1,140      2,204      3,256      6,485     10,276     12,657     13,330
  Unrealized loss on carrying value of assets
    identified for disposition................                         (14,000)
  Capital gains...............................               29,870     29,870                 4,948      5,775      4,906
  Income before extraordinary loss and
    cumulative effect of accounting change....     1,140     32,074     19,126      6,485     15,224     18,432     18,236
  Net income (4)..............................     1,140     27,749     13,891      6,485     13,984     18,432     18,236
  Net income per share........................  $   0.07   $   1.52   $   0.77   $   0.36   $   0.77   $   1.02   $   1.01

OTHER DATA
  Net cash provided by (used for)
    Operations................................  $ 13,808   $ 11,638   $ 12,989   $ 19,053   $ 19,649   $ 21,591   $ 19,892
    Investing.................................   (37,622)   (21,504)   (28,345)   (26,507)    (6,911)     1,662      1,100
    Financing.................................    22,264      7,688     15,783    (28,094)    24,793    (35,621)   (14,156)
  EBIDA (5)...................................    28,511     27,517     37,554     38,320     38,556     40,769     42,169
  Funds from operations (2) (6)...............    10,998     10,892     15,157     17,040     20,039     21,836     21,398
  Dividends declared..........................     5,762      5,514      7,542      7,273     13,031     13,022     16,827
  Dividends declared per share................  $   0.33   $   0.30   $   0.41   $   0.40   $   0.72   $   0.72   $   0.93
  Dividend payout as a percent of funds from
    operations................................        52%        51%        50%        43%        65%        60%        79%
  Ratio of combined income to fixed charges
    (7):
    Income from operations....................      1.06x      1.13x      1.13x      1.30x      1.54x      1.65x      1.62x
    Net income................................      1.06x      2.87x      1.82x      1.30x      1.80x      1.95x      1.85x
  Ratio of EBIDA to interest expense..........      1.63x      1.66x      1.68x      1.80x      2.08x      2.15x      2.03x

FINANCIAL POSITION AT END OF PERIOD
  Gross investment in real estate assets......  $480,388   $469,175   $449,560   $436,394   $409,060   $397,493   $377,218
  Total assets................................   430,267    413,817    400,999    376,189    393,621    353,455    377,276
  Total debt..................................   293,925    247,758    258,454    238,296    257,355    214,373    236,689
  Shareholders' equity........................    97,981    130,216    102,355    102,940    103,766    102,672     97,188

---------------

(1) Property net operating income is property revenue and mortgage investment income, less property operating expenses and real estate taxes, before debt service and depreciation and amortization.

(2) In December 1995, First Union changed its method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995. Funds from operations and depreciation and amortization for previous years have been restated for the change in accounting method on a basis comparable to 1995.

(3) Income before capital gain or loss, extraordinary loss and cumulative effect of accounting change for the nine months ended September 30, 1996 included $1.3 million of non-recurring, noncash charges comprised of $650,000 associated with the termination of a former executive officer employment contract and $680,000 for the write-off of a tenant allowance related to an anchor tenant at a mall that was replaced with a tenant paying approximately $155,000 more in annual rent. Income before capital gain or loss, extraordinary loss and cumulative effect of accounting change for the year ended December 31, 1995 included $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest. Of this amount, $1.4 million is included in the nine months ended September 30, 1995.

(4) Net income in the years ended December 31, 1995 and 1993 included extraordinary losses of $910,000 and $1.2 million, respectively, from the early extinguishment of debt. Also included in the year ended December 31, 1995 is a $4.3 million noncash charge for the cumulative effect of the accounting change to directly expense internal leasing costs.

(5) EBIDA is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change plus interest expense and depreciation and amortization.

(6) The amount of funds from operations is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change plus noncash charges for depreciation and amortization. A new definition of funds from operations, proposed by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. First Union has chosen to add back all expenses included in depreciation and amortization. Although funds from operations does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity, it is often used by real estate investment trusts as a supplemental measure of operating performance. Funds from operations is presented after deducting litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest. Funds from operations, before the litigation and proxy expenses, were $16.7 million for the year ended December 31, 1995 and $12.3 million for the nine months ended September 30, 1995.

(7) For purposes of this computation, income from operations and net income represent combined income before capital gain or loss, extraordinary loss and cumulative effect of accounting change and combined net income plus fixed charges, exclusive of construction interest capitalized. Fixed charges consist of all interest expenses, amortization of debt issue costs, and the portion of ground rent and net lease payments which is believed to be representative of interest.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

     In January 1995, First Union sold its 50% interests in two malls in Wilkes-Barre, Pennsylvania and Fairmount, West Virginia for $29.5 million in cash ($2 million was received in 1994), a $6 million mortgage note receivable and the assumption by the purchaser of $4.7 million in mortgage debt, resulting in a capital gain of approximately $29.9 million. The proceeds were invested in short-term securities until properties were acquired in a tax-free exchange in April 1995 and June 1995. The $6 million note earns interest at 9% and is secured by one of the malls and 750,000 partnership units in Crown American Realty Trust.

     In April 1995, First Union acquired Woodland Commons Shopping Center in Buffalo Grove, Illinois, an upscale suburb of Chicago, with $21 million in cash. Additionally, First Union acquired Steeplechase Apartments in Cincinnati, Ohio for $11.9 million in cash on June 30, 1995. The purchases were funded with the cash from the sale of the two malls and with bank loans under First Union's revolving credit agreement. In accordance with provisions of the Code, First Union treated the sales and purchases as "like-kind exchanges." The net result of the sale and tax-free exchange was an annualized increase of $200,000 in funds from operations (income from operations before litigation and proxy expenses plus non-cash charges for depreciation and amortization).

     During 1995, First Union renovated Crossroads Center Mall in St. Cloud, Minnesota and Fairgrounds Square Mall in Reading, Pennsylvania. In addition to the renovation at Fairgrounds Square, a 107,000 square foot Montgomery Ward store was constructed. These major projects and other tenant alterations and building improvements of $25 million were funded through borrowings from First Union's bank credit facilities.

     In December 1995, First Union recorded a $14 million noncash unrealized loss on the carrying value of certain assets which have been identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. In December 1995, First Union sold an office building in Pittsburgh, Pennsylvania for $4.3 million in cash resulting in a capital loss of $1.4 million which was provided for in the $14 million noncash adjustment.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operations of $13 million in 1995 was less than 1994 by approximately $6 million. The decrease was primarily attributed to $1.6 million of litigation and proxy expenses incurred in 1995, a $2 million payment received in 1994 in connection with the sale of two malls (which was completed in 1995) and approximately $1.6 million less in income from operations (see below for a discussion of results from operations). Dividends paid in 1995 of $7.3 million represented 56% of net cash from operating activities.

     During 1995, proceeds of $31.8 million were received from the sales of an office building in Pittsburgh, Pennsylvania, and two malls in Wilkes-Barre, Pennsylvania, and Fairmount, West Virginia. Also during 1995, First Union purchased a retail center in Buffalo Grove, Illinois for $21 million and an apartment complex in Cincinnati, Ohio for $11.9 million. The sales and acquisitions were all cash transactions except for a $6 million note received as additional proceeds from the sale of the two malls. During 1995, First Union reinvested in its existing properties approximately $25 million for tenant and building improvements. These expenditures were made to renovate two malls, expand a mall to add a major tenant and make other improvements to First Union's portfolio.

     During 1995, net cash provided by financing activities was obtained by borrowing on First Union's credit facilities for $27.1 million and a $49.5 million mortgage loan. The borrowings under the credit facilities were primarily used to fund the previously mentioned capital improvement program. The proceeds from the mortgage loan were used to repay other mortgage loans of approximately $48 million at a weighted average interest rate of 9.25%. First Union increased its financing capacity by using a single property to secure the debt that was previously secured by three properties and lowered the interest rate to 7.49% on the new debt outstanding.

     During the fourth quarter of 1995, First Union renegotiated and extended its $20 million unsecured credit agreement from July 1996 to December 1998 pending completion of loan documentation. The credit line is now fully secured.

     In December 1995, First Union signed an agreement to purchase 950,000 of its shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share from a minority shareholder. This was part of a settlement which was reached to dismiss pending litigation. The transaction occurred on January 10, 1996, but the effect of purchasing the 950,000 shares was reflected in the financial statements at December 31, 1995 as an accrued liability. The $7.1 million required for the purchase was funded in 1996 through First Union's bank credit facilities.

     Additionally, in January 1996, First Union obtained a $12.5 million mortgage loan at an interest rate of 6.87% secured by an apartment complex in Durham, North Carolina. The proceeds were used to reduce bank loans, which were outstanding at higher variable rates in 1995.

     During 1996, First Union has approximately $2.9 million of mortgage principal payments, a $5 million senior note repayment and an estimated $22 million in building improvement and tenant construction costs to be funded. These items will be financed through cash flow from operations, mortgaging unencumbered properties, unused credit facilities of $18 million (including the effect of the January 1996 mortgage loan proceeds and share purchase), and the public and private capital markets, as market conditions allow.

RESULTS FROM OPERATIONS

     Income before capital gain or loss, extraordinary loss and cumulative effect of accounting change was $3.3 million in 1995 as compared to $6.5 million in 1994. The 1995 income included a charge of $1.6 million for litigation and proxy expenses. Net income of $13.9 million in 1995 included a $29.9 million capital gain and a $14 million noncash unrealized loss on the carrying value of assets identified for disposition. Net income for 1995 was reduced by an extraordinary loss from the early extinguishment of debt of $910,000 and a $4.3 million noncash charge for the cumulative effect of a change in accounting method. Net income of $6.5 million in 1994 did not include any comparable special items.

     Litigation and proxy expenses of $1.6 million were incurred during 1995. These professional fees resulted from litigation and a proxy contest with a minority shareholder. The litigation was resolved in December 1995 by a settlement and standstill agreement.

     The extraordinary loss of $910,000 primarily represented the write-off of unamortized mortgage costs and prepayment premiums from the repayment of mortgage loans prior to their maturity dates in conjunction with the $49.5 million refinancing of Crossroads Center in St. Cloud, Minnesota.

     The cumulative effect of $4.3 million resulted from a change in the method of accounting to directly expense internal leasing costs rather than continue to capitalize and amortize these costs over the term of office and retail tenant leases. The effect of this change will be to lower depreciation and amortization and increase general and administrative expenses. A reclassification between these two expense items has been made so that prior year amounts are on a comparable basis to 1995.

     Income from property operations, which is rents less property operating expenses and real estate taxes, increased by $1.9 million when comparing 1995 to 1994. The retail properties in the portfolio for all 12 months of 1995 and 1994 increased income from property operations by $.4 million when comparing 1995 to 1994 primarily due to increased occupancy. The comparable apartment portfolio income from operations increased $.6 million primarily due to increased rental rates. The office property portfolio increased income from operations by approximately $.4 million from real estate tax refunds in 1995. The parking portfolio produced an additional $.4 million in income from operations due to an increase in the guaranteed rent paid by the operator of the parking facilities and reduced real estate tax expense when comparing 1995 to 1994. The apartment complexes acquired in June 1995 and August 1994 and the shopping center acquired in April 1995 increased income from operations when comparing 1995 to 1994. However, this increase was offset by the sale of the two malls in January 1995.

     Income from property operations when comparing 1994 to 1993 increased by $.4 million. This increase was primarily the result of the apartment complex purchased in August 1994. However, this increase was partially offset by favorable real estate tax settlements recorded during 1993 in the office property portfolio causing income from property operations to decline when comparing 1994 to 1993. The comparable apartment and retail portfolios income from operations was approximately the same when comparing 1994 to 1993.

     Short-term investment income declined when comparing 1995 to 1994 because short-term investments averaged $6.4 million in 1995 as compared to $30 million in 1994. During the first quarter of 1995, First Union had $29.5 million in proceeds from the sale of two malls invested in short-term securities until it purchased the Woodland Commons Shopping Center in April 1995 and the Steeplechase Apartments in June 1995. When comparing 1994 to 1993, short-term investment income increased because short-term investments averaged $30 million in 1994 as compared to an average of $6 million in 1993. The large increase in short-term investments from 1993 to 1994 was due to First Union borrowing $38 million under one of its lines of credit which had converted to a term loan on December 31, 1993, and subsequently investing the funds in short-term securities. In August 1994, First Union used $19 million of short-term investments to purchase Beech Lake Apartments in Durham, North Carolina. In December 1994, First Union repaid $17 million under its bank lines of credit with short-term investments.

     Mortgage investment income increased when comparing 1995 to 1994 due to the $6 million mortgage note receivable which was part of the consideration received in January 1995 from the sale of the two malls.

     The increase in depreciation and amortization expense when comparing 1995 to 1994 and 1994 to 1993 was primarily the result of the newly-acquired shopping center and apartment communities in 1995 and 1994 and additional tenant improvements.

     Mortgage interest expense increased when comparing 1994 to 1993. This increase was primarily caused by the $35 million mortgage obtained in September 1993, which was secured by a shopping mall in St. Cloud, Minnesota.

     Senior notes interest expense increased in 1994 as compared to 1993 because of the issuance of $100 million of 8.875% senior notes on October 1, 1993. The proceeds were used primarily to repay $45 million of 8.375% senior notes and $37.6 million of 10.25% convertible debentures on November 1, 1993. Because of the one-month difference between the receipt of proceeds from the issuance of $100 million of 8.875% senior notes and the repayment of the $45 million senior notes and the $37.6 million convertible debentures (due to 30-day call provisions in the indentures of the retired debt), nonrecurring interest expense of $435,000, net of short-term investment income and reduced interest expense on bank loans, was incurred in 1993.

     Interest on bank loans increased when comparing 1995 to 1994 due to an increase of approximately 260 basis points in short-term interest rates. First Union's interest rates on its bank lines of credit fluctuate based on short-term market rates. The increase in interest rates was partially offset by a decrease in borrowings during 1995. During 1995, First Union's weighted average interest rate was 7.8% on an average outstanding balance of $50.8 million. Interest expense on bank loans increased when comparing 1994 to 1993 due to the increase of approximately 130 basis points in interest rates from 1993 to 1994. First Union's weighted average borrowing rate during 1994 was 5.2% on an average outstanding balance of $59 million. Short-term interest rates increased during 1994 so that the $42.5 million of outstanding bank loans at the end of 1994 was at a weighted average borrowing rate of 7.4%.

     General and administrative costs increased when comparing 1995 to 1994 and 1994 to 1993. Expenses increased in 1995 as a result of changing the method of accounting to directly expense internal leasing costs rather than continue to capitalize and amortize these costs over the term of tenant leases and an increase in leasing personnel. The increase in expense between 1994 and 1993 resulted from professional fees related to First Union's reorganization of the portfolio and management, expenses from the new long-term incentive program and increased staffing to execute First Union's new strategic plan.

FUNDS FROM OPERATIONS AND DIVIDENDS DECLARED

     Funds from operations is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change plus noncash charges for depreciation and amortization. A new definition of funds from operations, proposed by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. Funds from operations presented by First Union adds back the entire amount of depreciation and amortization including $866,000 for debt issue costs and other corporate assets for the year ended December 31, 1995.

     Although funds from operations does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity, it is often used by real estate investment trusts as a supplemental measure of operating performance.

     The table below shows the calculation of funds from operations, dividends declared to holders of shares of beneficial interest and the payout ratio.

                   (AMOUNTS IN THOUSANDS)                    1995        1994        1993
                                                           --------     -------     -------
    Net income...........................................  $ 13,891     $ 6,485     $13,984
    Cumulative effect of accounting change...............     4,325
    Extraordinary loss from debt extinguishment..........       910                   1,240
    Unrealized loss on carrying value of assets
      identified for disposition.........................    14,000
    Capital gains........................................   (29,870)                 (4,948)
                                                           --------     -------     -------
    Income before capital gain or loss, extraordinary
      loss and cumulative effect of accounting change....     3,256       6,485      10,276
    Depreciation and amortization........................    11,901      10,555       9,763
                                                           --------     -------     -------
    Funds from operations................................  $ 15,157     $17,040     $20,039
    Dividends declared...................................  $  7,542     $ 7,273     $13,031
    Payout ratio of dividends to funds from operations...       50%         43%         65%

     In the fourth quarter of 1995, First Union raised its quarterly dividend by 10%, resulting in a payout ratio of 53% of funds from operations on an annualized basis.

                                   MANAGEMENT

     A new senior management team is repositioning First Union. The Board of Trustees recruited James C. Mastandrea, a seasoned real estate and financial executive, to lead this effort. He plans to build upon First Union's franchise, significant size, history as a publicly-traded real estate firm and experienced staff to grow its portfolio.

     Mr. Mastandrea has recruited additional senior executives, promoted talent from within First Union, and restructured the entire organization. The primary goal set by Mr. Mastandrea and his team is to increase First Union's funds from operations through enhanced revenues and controlled operating expenses. They intend to accomplish this through a significant capital improvement program to upgrade First Union's core portfolio of retail and apartment properties, strategic acquisitions and disciplined management.

     The following executives are responsible for managing the affairs of First Union and the Management Company.

FIRST UNION

     JAMES C. MASTANDREA -- 53 -- CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER -- Mr. Mastandrea has been Chairman, President and Chief Executive Officer of First Union since January 1994. On February 12, 1996 he also assumed the title of Chief Financial Officer. He was President and Chief Operating Officer of First Union from July 1993 through December 1993. Mr. Mastandrea was President and Chief Executive Officer of Triam Corporation, Chicago, Illinois, an investment advisor to various real estate investment funds, from 1991 to 1993. He was Chairman, President and Chief Executive Officer of Midwest Development Corporation, Buffalo Grove, Illinois, from 1978 to 1991. From 1971 to 1978, Mr. Mastandrea served in various capacities in the field of commercial and real estate lending, including Vice President of Continental Bank, Chicago, Illinois, and with Mellon Bank, Pittsburgh, Pennsylvania. Mr. Mastandrea holds a bachelor of science degree in business from Cleveland State University and a master's degree in economics from Miami University of Ohio.

     STEVEN M. EDELMAN -- 41 -- EXECUTIVE VICE PRESIDENT - CHIEF INVESTMENT OFFICER -- Mr. Edelman was promoted to his current position in January 1996. He joined First Union in 1980 as Internal Auditor, after completing three years of public accounting experience with Touche Ross & Co.; became Assistant Controller in 1982; Acquisition Analyst in 1984; Assistant Vice President in 1985; Vice President - Acquisitions in 1985; Senior Vice President - Asset Management in 1992. He currently oversees and implements First Union's investment program including acquisitions, asset sales, and the development of its assets and market research. Mr. Edelman holds a bachelor of science degree from Washington University, master of business administration degree from John Carroll University and is a certified public accountant.

     JOHN J. DEE -- 45 -- SENIOR VICE PRESIDENT - CHIEF ACCOUNTING
OFFICER -- Mr. Dee was promoted to his current position in 1996. He joined First Union as Accounting Manager in 1978; became Assistant Controller in 1979; Controller in 1981; Vice President - Controller in 1987; Senior Vice
President - Controller in 1992. He has had experience in both public accounting and industry, having spent two years with Peat Marwick Main & Co., and three years with Premier Industrial Corporation. He holds a bachelor of business administration degree from Cleveland State University and is a certified public accountant.

     PAUL F. LEVIN -- 49 -- SENIOR VICE PRESIDENT - GENERAL COUNSEL AND SECRETARY -- Mr. Levin was promoted to his current position in 1994. He joined First Union in 1989 as Vice President - General Counsel and Secretary. Prior to joining First Union, he spent most of his career in private practice in Cleveland, Ohio, specializing in real estate, corporate and public law. Mr. Levin holds a bachelor of arts degree from Case Western Reserve University and a law degree from Columbia University.

     THOMAS T. KMIECIK -- 37 -- SENIOR VICE PRESIDENT AND TREASURER -- Mr. Kmiecik was promoted to his current position in January 1996. He joined First Union as Assistant Controller in 1984; became Treasurer in 1989; Vice President in 1994. In addition to his treasury responsibilities, he is involved in the capital markets and investor relations. Prior to joining First Union, he was a Senior Auditor with the Cleveland office of

Arthur Young & Company for four years. He holds a bachelor of business administration from Baldwin-Wallace College and is a certified public accountant.

     GREGORY C. SCOTT -- 32 -- CONTROLLER -- Mr. Scott was promoted to the position of Controller in 1996. He had served as the Assistant Controller of First Union since 1989. Prior to joining First Union, he was a Senior Auditor with the Cincinnati office of Arthur Andersen & Co. for four years. He holds a bachelor of science degree from Miami University of Ohio and is a certified public accountant.

     FRANK SCHWAB -- 45 -- VICE PRESIDENT - DEVELOPMENT -- Mr. Schwab joined First Union in March 1995. Prior to joining First Union, he was Chief Financial Officer and Director for Sundance Homes Inc. from 1992 through 1994 and was instrumental in their conversion from private ownership to a public company in mid-1993. Previously, Mr. Schwab was with Irving Federal Bank ("IFB") and Development Equities Inc. ("DEI"), a wholly owned subsidiary of IFB, from 1974-1992 serving as President and Director for both. Mr. Schwab also served as Director of Rescorp Development and Chairman of Rescorp Finance from 1986-1991. He holds a bachelor of science degree from the University of Illinois and a master of business administration degree from Roosevelt University.

THE MANAGEMENT COMPANY

     DANIEL E. NIXON, JR. -- 48 -- EXECUTIVE VICE PRESIDENT - DIRECTOR OF RETAIL DIVISION -- Mr. Nixon was promoted to his current position in January 1996. He joined First Union in 1978 as Credit Manager; became Assistant Vice President of Operations in 1978; Assistant Vice President of Administration in 1980; Vice President - Lease Administration in 1982; Vice President - Office Building Operations in 1983; Vice President - Director of Leasing in 1985; Vice
President - Shopping Center Development in 1989; Vice President - Director of Retail in 1994 where he was responsible for the entire retail portfolio which included leasing and operations. Mr. Nixon holds a bachelor of economics/business administration degree from Marietta College.

     LANA J. TIESZEN -- 34 -- VICE PRESIDENT - DIRECTOR OF APARTMENT
DIVISION -- Ms. Tieszen was promoted to her current position in January 1996. She joined First Union in September 1994 as Assistant Vice President and assumed responsibility for the operations and leasing activities of First Union's apartment portfolio. Ms. Tieszen was formerly Regional Manager for Capital Associates Management Company ("CAMCO"), Chicago, Illinois. Prior to joining CAMCO in 1993, she was associated with the Chicago-based real estate firms of JMB Realty and Draper & Kramer, Inc. She holds a bachelor of arts degree from Drake University and a master's degree from the University of Illinois, Chicago.

     KEVIN FARRELL -- 36 -- VICE PRESIDENT & DIRECTOR OF CONSTRUCTION -- Mr. Farrell was promoted to his current position in June 1994. He joined First Union in 1993 as Director of Construction where he has supervisory duties relating to the upgrade and renovation of First Union's portfolio of core properties. Prior to joining First Union, he was associated with the Chicago-based firms of Draper & Kramer, Inc., The Linpro Group, and Fifield Development, where he managed construction and renovation projects. Mr. Farrell holds a bachelor's degree in civil engineering from the University of Illinois at Champaign-Urbana and a master's degree in business administration from the Illinois Institute of Technology.

     SUSAN M. FOWLER -- 44 -- ASSISTANT VICE PRESIDENT - DIRECTOR OF THE OFFICE DIVISION -- Ms. Fowler joined First Union in June 1995. She is responsible for the operations and leasing activities of First Union's office buildings. Ms. Fowler has experience in office leasing, management and sales, having worked with Adler Galvin Rogers, Inc., and Coldwell Banker Commercial Real Estate Services, both of Cleveland, Ohio, from 1983 to 1990. During the years 1981-1982 she worked with the Management Company as a regional leasing manager. Ms. Fowler holds a bachelor of arts degree from West Liberty State College and a master's degree in education from Kent State University.

BOARD OF TRUSTEES

     The Board of Trustees is comprised of James C. Mastandrea, Chairman, the only insider, and eight independent members with public and private company experience. Four of the nine Trustees, including Mr. Mastandrea, have become members since 1994. Two of the nine Trustees have been members since the early 1990's and the balance of the Board of Trustees have been members since the mid-1980's. Not only is the Board of Trustees independent in composition, but it encompasses a breadth of experience that includes real estate, retail, finance and banking. Since 1994, the Board of Trustees has doubled its share holdings in First Union. The Trustees and their public and private company experience are listed below.

                                 PRINCIPAL OCCUPATIONS, BUSINESS EXPERIENCE AND         TRUSTEE
      NAME AND AGE                                AFFILIATIONS                           SINCE
-------------------------    -------------------------------------------------------    -------
KENNETH K. CHALMERS (67)     Mr. Chalmers is a consultant with Kennedy & Co.,             1994
                             Chicago, Illinois, responsible for the Bank of America
                             Illinois account. He was Executive Vice President of
                             Continental Bank, Chicago, Illinois, and its successor,
                             Bank of America Illinois, a commercial bank, from 1984
                             to 1994.
WILLIAM E. CONWAY (68)       Mr. Conway has been Chairman of Fairmount Minerals,          1985
                             Ltd., a miner and processor of industrial minerals,
                             since 1978. He was also Chief Executive Officer from
                             1978 until March, 1996. Mr. Conway is also a director
                             of The Huntington National Bank of Ohio.
DANIEL G. DEVOS (38)         Mr. DeVos is Chairman, President and Chief Executive         1994
                             Officer of Landquest International, L.L.C., a private
                             real estate investment, development and management
                             company. He is also Vice President, Corporate Affairs
                             of Amway Corporation, a direct sales consumer product
                             business.
ALLEN H. FORD (68)           Mr. Ford is a consultant and was formerly Senior Vice        1983
                             President - Finance and Administration of The Standard
                             Oil Company, an integrated petroleum company. Mr. Ford
                             is a director of Gliatech, Inc., a biotechnology
                             company, and Parker Hannifin Corporation, an industrial
                             machinery company.
RUSSELL R. GIFFORD (57)      Mr. Gifford was President of CNG Energy Services             1991
                             Corporation, an unregulated energy marketing company
                             providing gas and electric energy services throughout
                             North America, from 1994 to 1996. He was President and
                             Chief Executive Officer of The East Ohio Gas Company,
                             Cleveland, Ohio, a distributor of natural gas, from
                             1988 to 1994. Mr. Gifford is a director of National
                             City Bank and Bearings, Inc., a distributor of bearings
                             and mechanical equipment.
STEPHEN R. HARDIS (61)       Mr. Hardis has been Chairman and Chief Executive             1992
                             Officer of Eaton Corporation, a manufacturer of
                             highly-engineered products serving the automotive,
                             industrial, commercial and defense markets, since
                             January 1996 and has been with Eaton in various
                             capacities since 1979. Mr. Hardis is a director of
                             Progressive Companies, an insurance company writing
                             specialty insurance, KeyCorp, a bank holding company,
                             KeyBank, a subsidiary of KeyCorp, and Nordson
                             Corporation, a manufacturer of equipment to apply
                             adhesives and coatings.

                                 PRINCIPAL OCCUPATIONS, BUSINESS EXPERIENCE AND         TRUSTEE
      NAME AND AGE                                AFFILIATIONS                           SINCE
-------------------------    -------------------------------------------------------    -------
SPENCER H. HEINE (54)        Mr. Heine has been Executive Vice President, Secretary       1996
                             and General Counsel of Montgomery Ward Holding Corp.
                             ("Montgomery Ward Holding"), a national retail chain,
                             since September 1991, and has been a director of that
                             company since May 1992. Mr. Heine has been Executive
                             Vice President, Secretary and General Counsel of
                             Montgomery Ward & Co., Incorporated ("Montgomery
                             Ward"), a subsidiary of Montgomery Ward Holding since
                             April 1994, and has been a director of that company
                             since May 1992. He is also President of Montgomery Ward
                             Properties, a subsidiary of Montgomery Ward.
E. BRADLEY JONES (68)        Mr. Jones was Chairman and Chief Executive Officer of        1986
                             LTV Steel Company, an integrated steel company, from
                             July 1984 to December 1984. Prior to that, he was
                             Chairman and Chief Executive Officer from 1982 to 1984
                             of Republic Steel Corporation. Mr. Jones is a director
                             of TRW Inc., a diversified auto parts, spacecraft and
                             laser company; Consolidated Rail Corporation;
                             Cleveland-Cliffs Inc, a processor of iron ore pellets;
                             Birmingham Steel Corporation, an operator of mini-mills
                             and manufacturer of steel products; and RPM, Inc., a
                             manufacturer of specialized chemical protective agents;
                             and is a Trustee of Fidelity Funds.

BOARD OF DIRECTORS OF THE MANAGEMENT COMPANY

     The Board of Directors of the Management Company include:

                                 PRINCIPAL OCCUPATIONS, BUSINESS EXPERIENCE AND         DIRECTOR
      NAME AND AGE                                AFFILIATIONS                           SINCE
-------------------------    -------------------------------------------------------    --------
HENRY G. PIPER (74)          Mr. Piper has been a Director of the Management Company      1989
                             since 1989. He was the Chairman of Brush Wellman, Inc.,
                             Cleveland, Ohio, a producer of high
                             performance-engineered materials for industry from 1980
                             to 1988.
ADOLF POSNICK (70)           Mr. Posnick has been a Director of the Management            1985
                             Company since 1985. He was the Chairman and Chief
                             Executive Officer of Ferro Corporation, Cleveland,
                             Ohio, a manufacturer of specialty materials for
                             industry from 1989 to 1991.
RENOLD D. THOMPSON (70)      Mr. Thompson has been a Director of the Management           1989
                             Company since 1989. He has been the Vice Chairman of
                             Oglebay Norton Company, Cleveland, Ohio, a raw
                             materials and Great Lakes marine transportation
                             company, since 1992.

                    DESCRIPTION OF SERIES A PREFERRED SHARES

     The summary of certain terms and provisions of the Series A Preferred Shares contained in this Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Certificate of Designations authorizing the Series A Preferred Shares (the "Certificate of Designations"), a copy of which will be filed as an exhibit to a Current Report on Form 8-K to be filed by the Company with the Securities and Exchange Commission and incorporated by reference herein, and the Declaration of Trust and the By-Laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which the Prospectus was a part. The following description of the particular terms of the Series A Preferred Shares supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Preferred Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     Subject to limitations as may be prescribed by Ohio law and First Union's By-Laws and Declaration of Trust, the Board of Trustees is authorized to issue without the approval of the shareholders, Preferred Shares in series and to establish from time to time the number of Preferred Shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the shares of each such series. First Union currently has no Preferred Shares outstanding.

     When issued, the Series A Preferred Shares will be validly issued, fully paid and, except as set forth in the accompanying Prospectus under "Description of Shares of Beneficial Interest -- Shareholder Liability," non-assessable. The holders of the Series A Preferred Shares will have no pre-emptive rights with respect to any shares of the capital securities of First Union or any other securities of First Union convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be subject to any sinking fund or other obligation of First Union to redeem or retire the Series A Preferred Shares. Unless converted into Common Shares or redeemed by First Union, the Series A Preferred Shares will have a perpetual term, with no maturity.

     The Series A Preferred Shares, unlike the Common Shares, will not be entitled to the benefit of the Management Company Declaration of Trust. See "Description of Shares of Beneficial Interest -- Beneficial Ownership of the Management Company" in the accompanying Prospectus. Accordingly, the holders of Series A Preferred Shares will not derive any benefit from any distribution from the Management Company, notwithstanding that dividends may be in arrears on the Series A Preferred Shares at the time Management Company distributions are made. Distributions to the holders of the Common Shares have consisted solely of those paid by First Union and not the Management Company. In the past, results of the Management Company's operations have not been sufficient to justify distributions to holders of Common Shares. It is possible that in the future, such results from the independent operations of the Management Company or otherwise will be sufficient to justify cash distributions to holders of Common Shares. For a more detailed discussion on the "stapling" of shares, see "Description of Shares of Beneficial Interest -- Beneficial Ownership of the Management Company" and "Federal Income Tax Considerations" in the accompanying Prospectus.

     The transfer agent, registrar and distribution disbursing agent for the Series A Preferred Shares will be The Huntington National Bank.

DISTRIBUTIONS

     Holders of the Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Trustees, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions (determined on each of the quarterly distribution payment dates referred to below) on the Common Shares, or portion thereof, into which a Series A Preferred Share is convertible. Such distributions will equal the number of Common Shares, or portion thereof, into which a Series A Preferred Share is convertible, multiplied by the most current quarterly cash distribution on a Common Share on or before the applicable distribution payment date. Such distributions shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the last day of each January, April, July and October or, if not a business day, the next succeeding business day (each, a "Distribution Payment Date"). The first distribution, which will, when and if declared, be paid on January 31, 1997, will represent the period from the original issue date until the Distribution Payment Date and will include a partial distribution period from the date of original issue to October 31, 1996. The distribution for such partial distribution period and any other distribution payable on the Series A Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the records of First Union at the close of business on the applicable record date, which shall be on such date designated by the Board of Trustees for the payment of distributions that is not more than 50 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date").

     No distributions on Series A Preferred Shares shall be declared by the Board of Trustees or paid or set apart for payment by First Union at such time as the terms and provisions of any agreement of First Union, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, distributions on the Series A Preferred Shares will accrue whether or not First Union has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared. Accrued but unpaid distributions on the Series A Preferred Shares will not bear interest. Holders of the Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Preferred Shares of Beneficial Interest -- Dividends" in the accompanying Prospectus. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series A Preferred Shares which may be in arrears.

     If, for any taxable year, First Union elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Shares for the year bears to the Total Dividends.

     If any Series A Preferred Shares are outstanding, no full distributions shall be declared or paid or set apart for payment on any series of Preferred Shares ranking, as to distributions, on a parity with or junior to the Series A Preferred Shares for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series A Preferred Shares for all past distribution periods and the then current distribution period. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Shares and the shares of any other series of Preferred Shares ranking on parity as to distributions with the Series A Preferred Shares, all distributions declared upon the Series A Preferred Shares and any other series of Preferred Shares ranking on a parity as to distributions with the Series A Preferred Shares shall be declared pro rata so that the amount of distributions declared per share on the Series A Preferred Shares and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued distributions per share on the Series A Preferred Shares and such other series of Preferred Shares bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative distributions on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in Common Shares or other capital shares ranking junior to the Series A Preferred Shares as to distributions and in the distribution of assets ("Fully Junior Shares")) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares or any other capital shares of First Union ranking junior to or on a parity with the Series A Preferred Shares as to distributions or in the distribution of assets, nor shall any Common Shares or any other capital shares of First Union ranking junior to or on a parity with the Series A Preferred Shares as to distributions or in the distribution of assets be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by First Union (except by conversion into or exchange for Fully Junior Shares).

     Any distribution payment made on Series A Preferred Shares shall first be credited against the earliest accrued but unpaid distribution due with respect to Series A Preferred Shares which remains payable.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of First Union, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of First Union ranking junior to the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of First Union, the holders of Series A Preferred Shares shall be entitled to receive out of assets of First Union (excluding the assets of the Management Company) legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference ($25.00 per share), plus an amount equal to all distributions accrued and unpaid thereon, if any. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of First Union. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of First Union are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of First Union ranking on a parity with the Series A Preferred Shares in the distribution of assets, then the holders of the Series A Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Series A Preferred Shares and all other classes or series of capital shares of First Union ranking on a parity with the Series A Preferred Shares in the distribution of assets, the remaining assets of First Union shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of First Union, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of First Union with or into any other entity, the sale, lease or conveyance of all or substantially all of the property or business of First Union or a statutory share exchange shall not be deemed to constitute a liquidation, dissolution or winding up of First Union.

REDEMPTION

     The Series A Preferred Shares will not be redeemable by the Company prior to October 29, 2001, and at no time will the Series A Preferred Shares be redeemable for cash (except to the extent provided below in lieu of the issuance of fractional Common Shares). On and after October 29, 2001, the Series A Preferred Shares will be redeemable at the option of the Company, in whole or in part, for such number of Common Shares as equals the liquidation preference of the Series A Preferred Shares to be redeemed (without regard to accrued and unpaid distributions) divided by the Conversion Price (as defined below under "Conversion Rights") as of the opening of business on the date set for such redemption (equivalent to a conversion rate of 3.31 Common Shares for each Series A Preferred Share), subject to adjustment in certain circumstances as described below. See "-- Conversion Price Adjustments." The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Shares on the NYSE equals or exceeds the Conversion Price per share, subject to adjustments in certain circumstances as described below. See "-- Conversion Price Adjustments." In order to exercise its redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met, but in no event prior to October 29, 2001.

     Notice of redemption will be given by mail to each holder of record of Series A Preferred Shares at the address shown on the transfer books of First Union not more than four business days after the Company issues the press release. Each notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed and, if fewer than all the Shares held by such holder are to be redeemed, the number of such Shares to be redeemed from such holder; (iii) the number of Common Shares to be issued with respect to each Series A Preferred Share; (iv) the place or places where certificates for Series A Preferred Shares are to be surrendered for certificates representing Common Shares; (v) the then current Conversion Price; and (vi) that distributions on the Series A Preferred Shares to be redeemed will cease to accrue on such redemption date. The redemption date will be a date selected by the Company not less than 30 nor more than 60 days after the date on which the Company issues the press release announcing its intention to redeem the Series A Preferred Shares. If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the shares to be redeemed shall be selected pro rata or in some other equitable manner determined by the Company.

     On the redemption date, the Company must pay on each share of Series A Preferred Shares to be redeemed any accrued and unpaid distributions, in arrears, for any distribution period ending on or prior to the redemption date, without interest. In the case of a redemption date falling after a Distribution Record Date and prior to the related Distribution Payment Date, the holders of the Series A Preferred Shares at the close of business on such record date will be entitled to receive the distribution payable on such shares on the corresponding Distribution Payment Date, notwithstanding the redemption of such shares following such Distribution Record Date. Except as provided for in the two preceding sentences, no payment or allowance will be made for accrued distributions on any Series A Preferred Shares called for redemption or on the Common Shares issuable upon such redemption.

     In the event that full cumulative distributions on the Series A Preferred Shares and any Parity Shares have not been paid or declared and set apart for payment, the Series A Preferred Shares may not be redeemed in part and the Company may not purchase or acquire Series A Preferred Shares or Parity Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares or Parity Shares, as the case may be.

     On and after the date fixed for redemption, provided that the Company has made available at the office of the registrar and transfer agent a sufficient number of Common Shares and an amount of cash to effect the redemption, distributions will cease to accrue on the Series A Preferred Shares called for redemption (except that, in the case of a redemption date after a Distribution Record Date and prior to the related Distribution Payment Date, holders of Series A Preferred Shares on the Distribution Record Date will be entitled on such Distribution Payment Date to receive the distributions payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such Series A Preferred Shares shall cease except the right to receive the Common Shares upon such redemption and any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series A Preferred Shares (unless the Company defaults in the delivery of the Common Shares or cash) will be, without any further action, deemed a holder of the number of Common Shares for which such Series A Preferred Shares are redeemable. Notwithstanding the preceding sentence, the holders of the Series A Preferred Shares and the Common Shares issued on the redemption date will be subject to the limitations on ownership described in "-- Restrictions on Ownership" below and "Description of Shares of Beneficial Interest -- Restrictions on Size of Holdings" and "Description of Shares of Beneficial Interest -- Beneficial Ownership of the Management Company" in the accompanying Prospectus.

     Fractional Common Shares will not be issued upon redemption of the Series A Preferred Shares, but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Shares on the day prior to the redemption date.

     For a description of the Common Shares, see "Description of Shares of Beneficial Interest" in the accompanying Prospectus.

VOTING RIGHTS

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Shares will have no voting rights.

     If six quarterly distributions (whether or not consecutive) payable on the Series A Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of Trustees then constituting the Board of Trustees will be increased by two, and the holders of Series A Preferred Shares, voting together as a class with the holders of any other series of Parity Shares (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional Trustees to serve on the Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of Series A Preferred Shares and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such distributions and distributions for the current quarterly period on the Series A Preferred Shares and such other Voting Preferred Shares have been paid or declared and paid or set aside for payment. The term of office of all Trustees so elected will terminate with the termination of such voting rights.

     The approval of two-thirds of the outstanding Series A Preferred Shares and all other series of Voting Preferred Shares similarly affected, voting as a single class, is required in order to (i) amend the Declaration of Trust, By-Laws or the Certificate of Designations to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Shares or the Voting Preferred Shares, (ii) enter into a share exchange that affects the Series A Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into First Union, unless in each such case each Series A Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for convertible preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption thereof identical to that of a Series A Preferred Share (except for changes that do not materially and adversely affect the holders of the Series A Preferred Shares) or (iii) authorize, reclassify, create or increase the authorized amount of any class of shares of beneficial interest having rights senior to the Series A Preferred Shares as to distributions or in the distribution of assets. However, First Union may create additional classes of Parity Shares and shares ranking junior to the Series A Preferred Shares as to distributions or in the distribution of assets ("Junior Shares"), increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares.

     Except as provided above and as required by law, the holders of Series A Preferred Shares are not entitled to vote on any merger or consolidation involving First Union or a sale of all or substantially all of the assets of First Union. See "-- Conversion Price Adjustments" below.

CONVERSION RIGHTS

     The Series A Preferred Shares will be convertible, in whole or in part, at any time, unless previously redeemed, at the option of the holders thereof, into Common Shares at a conversion price of $7.5625 per Common Share (equivalent to a conversion rate of 3.31 Common Shares for each Series A Preferred Share), subject to adjustment as described below (the "Conversion Price"). See
"-- Conversion Price Adjustments." The right to convert Series A Preferred Shares called for redemption will terminate at the close of business on the redemption date for such Series A Preferred Shares. For information as to notices of redemption, see "-- Redemption" above.

     Conversion of Series A Preferred Shares, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to First Union or in blank, to the office or agency to be maintained by First Union for that purpose. Initially, such office will be the offices of The Huntington National Bank, care of Bank of New York, 101 Barclay Street, 1 East, New York, NY 10286.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for Series A Preferred Shares shall have been surrendered and notice shall have been received by First Union as aforesaid (and if applicable, payment of an amount equal to the distribution payable on such shares shall have been received by First Union as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Holders of Series A Preferred Shares at the close of business on a Distribution Record Date will be entitled to receive the distribution on such shares on the corresponding Distribution Payment Date notwithstanding the conversion of such shares following such Distribution Record Date and prior to such Distribution Payment Date. However, Series A Preferred Shares surrendered for conversion during the period between the close of business on any Distribution Record Date and the opening of business on the corresponding Distribution Payment Date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period, which will be entitled to such distribution) must be accompanied by payment of an amount equal to the distribution payable on such shares on such Distribution Payment Date. A holder of Series A Preferred Shares on a Distribution Record Date who (or whose transferee) tenders any such shares for conversion into Common Shares on such Distribution Payment Date will receive the distribution payable by First Union on such Series A Preferred Shares on such date, and the converting holder need not include payment of the amount of such distribution upon surrender of Series A Preferred Shares for conversion. Except as provided above, First Union will make no payment or allowance for unpaid distributions, whether or not in arrears, on converted shares or for distributions on the Common Shares issued upon such conversion.

     Fractional Common Shares will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Shares on the day prior to the conversion date.

     For a description of the Common Shares, see "Description of Shares of Beneficial Interest" in the accompanying Prospectus.

CONVERSION PRICE ADJUSTMENTS

     The Conversion Price is subject to adjustment upon certain events, including without duplication (i) distributions payable in Common Shares, (ii) the issuance to all holders of Common Shares of certain rights, options or warrants entitling them to subscribe for or purchase Common Shares at a price per share less than the fair market value per Common Share (which, as defined, includes an adjustment for underwriting commissions avoided in rights offerings to shareholders), (iii) subdivisions, combinations and reclassifications of Common Shares, (iv) distributions to all holders of Common Shares of any capital securities of First Union (other than Common Shares), evidences of indebtedness of First Union or assets (including securities, but excluding those rights, warrants and distributions referred to above and excluding Permitted Common Share Cash Distributions, as hereinafter defined) and (v) payment in respect of a tender or exchange offer by First Union or any subsidiary of First Union for Common Shares if the cash and value of any other consideration included in such payment per Common Share (as determined by the Board of Trustees) exceeds the current market price (as defined) per Common Share on the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer. "Permitted Common Share Cash Distributions" are those cumulative cash distributions paid with respect to the Common Shares after December 31, 1995 which are not in excess of the following: the sum of (i) First Union's cumulative undistributed income from operations and capital gains and cumulative depreciation and amortization at December 31, 1995, plus (ii) the cumulative amount of net income before distributions accrued or paid on the Series A Preferred Shares, plus depreciation and amortization, after December 31, 1995, minus (iii) the cumulative amount of distributions accrued or paid on the Series A Preferred Shares or any other class of Preferred Shares after the date of original issue of the Series A Preferred Shares. In addition to the foregoing adjustments, First Union will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a distribution of stock or stock rights will not be taxable to the holders of the Common Shares.

     In the event that First Union shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Common Shares or sale of all or substantially all of First Union's assets), in each case as a result of which all or substantially all Common Shares are converted into the right to receive shares, securities or other property (including cash or any combination thereof); each Series A Preferred Share which is not redeemed or converted prior to such transaction will thereafter be convertible into the kind and amount of shares, securities and other property (including cash or any combination thereof) receivable upon the consummation of such transaction by a holder of that number of Common Shares or fraction thereof into which one Series A Preferred Share was convertible immediately prior to such transaction (assuming such holder of Common Shares failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). First Union may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

RESTRICTIONS ON OWNERSHIP

     With limited exceptions, no person, or persons acting as a group, may beneficially own more than 25% of the Series A Preferred Shares outstanding at any time, except as a result of First Union's redemption of any Series A Preferred Shares. Series A Preferred Shares owned in excess of the Preferred Shares Ownership Limit Provision shall not be entitled to dividends, interest or any other distribution with respect to such shares, shall not be entitled to any conversion rights, shall not be entitled to any voting rights, and shall not be considered outstanding for quorum or voting purposes. The Preferred Shares Ownership Limit Provision is not applicable if a person's ownership exceeds the limitation due solely to First Union's redemption of Series A Preferred Shares; provided that thereafter any additional Series A Preferred Shares acquired by such person shall be subject to the Preferred Shares Ownership Limit Provision.

     All certificates representing Series A Preferred Shares will bear a legend referring to the restrictions described above.

     With limited exceptions, no person or persons acting as a group may beneficially own more than 9.8% of the Common Shares, which limitation assumes that all securities convertible into Common Shares owned by such person or group of persons, such as the Series A Preferred Shares, have been converted. In addition, in order for a Common Shareholder to be entitled to the benefit of the Management Company Declaration of Trust, such shareholder may not own, after taking into consideration all Common Shares owned by such person together with any Common Shares attributed to such person under the Code, which would include the Series A Preferred Shares on an as converted basis, more than 5% of the outstanding Common Shares of First Union. For additional information regarding these ownership limitations, see "Description of Shares of Beneficial
Interest -- Restriction on Size of Holdings" and "Description of Shares of Beneficial Interest -- Beneficial Ownership of the Management Company" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain federal income tax matters of general application pertaining to the holding and disposing of Series A Preferred Shares under the Code. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. The discussion is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. First Union has not requested and will not request a ruling from the Service with respect to any of the federal income tax issues discussed below.

     This Prospectus Supplement does not address the taxation of First Union or the impact on First Union of its election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations -- Taxation of First Union." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series A Preferred Shares.

     Dividends and Other Distributions. For a discussion regarding the taxation of dividends and other distributions, see "Federal Income Tax
Considerations -- Taxation of Shareholders" in the accompanying Prospectus.

     Share Ownership Test for REIT Status. As discussed in the accompanying Prospectus under "Federal Income Tax Considerations -- Taxation of First
Union -- Share Ownership Tests," First Union has placed certain restrictions on the transfer of its shares to prevent additional concentration of share ownership for purposes of a REIT qualification standard. The Series A Preferred Shares are also subject to a limitation on share ownership. However, if the value of First Union Common Shares were to decline significantly, there can be no assurance that the limitation on ownership of Series A Preferred Shares would permit First Union to satisfy the ownership concentration test to maintain its REIT status.

     Backup Withholding. For a discussion of backup withholding, see "Federal Income Tax Considerations -- Taxation of Shareholders -- Backup Withholding" in the accompanying Prospectus.

     Tax Consequences upon Redemption or Conversion of Series A Preferred Shares in Exchange for Common Shares. Generally, except with respect to cash received in lieu of fractional shares and as provided below, no gain or loss will be recognized upon the redemption or conversion of Series A Preferred Shares in exchange for Common Shares. The tax basis of a holder of Series A Preferred Shares in the Common Shares received will equal such holder's tax basis in the Series A Preferred Shares surrendered in the redemption or conversion reduced by any basis attributable to fractional shares deemed received. The holding period for the Common Shares will include the holder's holding period for the Series A Preferred Shares. Based on the Service's present advance ruling policy, cash received in lieu of a fractional Common Share upon redemption or conversion of Series A Preferred Shares should be treated as a payment in redemption of the fractional share interest in such Common Shares. Furthermore, under certain circumstances, a holder of Series A Preferred Shares may recognize gain or dividend income to the extent that there are dividends in arrears on the Series A Preferred Shares at the time of the redemption or conversion of the Series A Preferred Shares in exchange for Common Shares. In addition, upon redemption or conversion, a holder may recognize income to the extent of the then value of the stapled interest in the Management Company trust to which such holder's Common Shares are entitled.

     Deemed Dividends on Series A Preferred Shares. The Conversion Price of the Series A Preferred Shares may be adjusted if First Union makes certain distributions of stock, cash, or other property to its shareholders. While First Union does not presently contemplate making such a distribution, if First Union makes a distribution of cash or property resulting in an adjustment to the Conversion Price, a holder of Series A Preferred Shares may be viewed as receiving a "deemed distribution" that is taxable as a dividend under Sections 301 and 305 of the Code.

     Sale or Exchange of Series A Preferred Shares. Upon the sale or exchange of Series A Preferred Shares to a party other than First Union, a holder of Series A Preferred Shares will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Series A Preferred Shares (provided the Series A Preferred Shares are held as a capital asset). Such gain or loss will be a long-term capital gain or loss if the holder's holding period with respect to the Series A Preferred Shares is more than one year at the time of the sale or exchange. Further, any loss on a sale of Series A Preferred Shares which were held by the holder for six months or less and with respect to which a capital gain dividend was received will be treated as a long-term capital loss, up to the amount of the capital gain dividend received with respect to such shares.

     Foreign Holders. Certain regulations proposed in 1984 concerning payment of dividends to non-U.S. shareholders, as described in the accompanying Prospectus under "Certain United States Tax Considerations For Non-U.S.
Shareholders -- Distributions from First Union," were withdrawn and replaced by new regulations issued on April 15, 1996. Under the new proposed regulations, a foreign shareholder would still have to supply certain forms to receive a reduced withholding rate on dividends under an applicable income tax treaty, but other procedural requirements proposed in the 1984 proposed regulations have been eliminated.

                                  UNDERWRITING

     The Underwriters named below, acting through their Representatives, Sutro & Co. Incorporated, BT Securities Corporation and Tucker Anthony Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement with First Union, to purchase from First Union, the number of Series A Preferred Shares set forth opposite their respective names:

                                                                            NUMBER OF
                               NAME OF UNDERWRITERS                          SHARES
        ------------------------------------------------------------------  ---------
        Sutro & Co. Incorporated..........................................    568,000
        BT Securities Corporation.........................................    566,000
        Tucker Anthony Incorporated.......................................    566,000
        Robert W. Baird & Co. Incorporated................................     20,000
        J.C. Bradford & Co. ..............................................     20,000
        Crowell, Weedon & Co. ............................................     20,000
        EVEREN Securities, Inc. ..........................................     20,000
        Friedman, Billings, Ramsey & Co., Inc. ...........................     20,000
        First of Michigan Corporation.....................................     20,000
        Morgan Keegan & Company, Inc. ....................................     20,000
        The Ohio Company..................................................     20,000
        Parker/Hunter Incorporated........................................     20,000
        Piper Jaffray Inc. ...............................................     20,000
        Principal Financial Services Inc. ................................     20,000
        Rauscher Pierce Refsnes, Inc. ....................................     20,000
        Roney & Co., LLC..................................................     20,000
        Starr Securities, Inc. ...........................................     20,000
        Vector Securities International, Inc. ............................     20,000
                                                                            ---------
        Total.............................................................  2,000,000
                                                                            =========

     The Series A Preferred Shares are being offered by the several Underwriters named herein, subject to receipt and acceptance by them, to the right to reject any order in whole or in part and to certain other conditions. The Underwriters are committed to purchase all of the above Series A Preferred Shares if any are purchased.

     The Representatives have advised First Union that the Underwriters propose to offer the Series A Preferred Shares to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.62 per share, and that the Underwriters and such dealers may reallow to certain dealers, including any Underwriters, a discount not in excess of $.10 per share. After the offering, the public offering price, concessions and reallowances to dealers may be changed by the Representatives as a result of market conditions or other factors.

     First Union has granted an option to the Underwriters, exercisable by the Representatives within 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 additional Series A Preferred Shares at the initial offering price, less underwriting discounts and commissions. The Representatives may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Series A Preferred Shares offered hereby. To the extent that such over-allotment option is exercised, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares to be purchased and offered by such Underwriter in the above table bears to the total.

     First Union has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments in respect thereof.

     The Series A Preferred Shares have been approved for listing on the NYSE under the symbol "FURPrA," subject to official notice of issuance.

                               VALIDITY OF SHARES

     Certain legal matters relating to the validity of the issuance of the Series A Preferred Shares offered pursuant to this Prospectus Supplement will be passed upon for First Union by Mayer, Brown & Platt, and for the Underwriters by Squire, Sanders & Dempsey. As to all matters of Ohio law, Mayer, Brown & Platt will rely on the opinion of Paul F. Levin, Senior Vice President - General Counsel and Secretary of First Union. From time to time, Squire, Sanders & Dempsey acts as counsel to First Union.

PROSPECTUS
----------

                            FIRST UNION REAL ESTATE
                        EQUITY AND MORTGAGE INVESTMENTS

                                  $200,000,000

                       DEBT SECURITIES, PREFERRED SHARES,
                     SHARES, SECURITIES WARRANTS AND RIGHTS

    First Union Real Estate Equity and Mortgage Investments ("First Union") may from time to time offer and sell in one or more series (i) its unsecured senior debt securities (the "Debt Securities"); (ii) Preferred Shares of Beneficial Interest (the "Preferred Shares"); (iii) Shares of Beneficial Interest, par value $1.00 per share (the "Shares"); or (iv) warrants to purchase Debt Securities (the "Debt Securities Warrants"), warrants to purchase Preferred Shares (the "Preferred Shares Warrants") and warrants to purchase Shares (the "Shares Warrants"), with an aggregate public offering price of up to $200,000,000, on terms to be determined by market conditions at the time of offering. In addition, First Union may issue in the form of a dividend, shareholder purchase rights entitling owners of Shares to subscribe for and purchase Shares (the "Rights"). The Debt Securities Warrants, the Preferred Shares Warrants and the Shares Warrants shall be referred to herein collectively as the "Securities Warrants." The Debt Securities, Preferred Shares, Shares, Securities Warrants and Rights (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of First Union or repayment at the option of the Holder, any sinking fund provisions and any conversion provisions, and any initial public offering price, along with any other relevant specific terms; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, along with any other relevant specific terms; (iii) in the case of Shares, any initial public offering price, along with any other relevant specific terms;
(iv) in the case of Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, along with any other relevant specific terms; and (v) in the case of the Rights, the kind and number of Shares which will be offered pursuant to the Rights, and the period during which and price at which the Rights will be exercisable, along with any other relevant specific terms. In addition, such specific terms may include limitations on direct or indirect beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of First Union as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly by First Union, or through agents designated from time to time by First Union, or to or through underwriters or dealers, which may include affiliates of First Union, or through a combination of the foregoing. If any agents, dealers or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
            CRIMINAL OFFENSE.
                            ------------------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                 The date of this Prospectus is October 7, 1996

                             AVAILABLE INFORMATION

     First Union is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning First Union can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. First Union's outstanding Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "FUR", and all such reports, proxy material and other information filed by First Union with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     First Union has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

     The following documents filed by First Union with the Commission (File No. 1-6249) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

          (1) First Union's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 1995;

          (2) First Union's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          (3) First Union's Current Reports on Form 8-K and Form 8-K/A dated June 12, 1996; and

          (4) Description of First Union's Share Purchase Rights included in the Registration Statement on Form 8-A dated March 30, 1990.

     All documents filed by First Union pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     First Union will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to First Union Real Estate Equity and Mortgage Investments, 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937, Attention: Treasurer, telephone
(216) 781-4030.

                                  FIRST UNION

     First Union is a real estate investment trust ("REIT") whose primary business is acquiring, repositioning, owning and managing retail and apartment properties. First Union intends to divest itself in the near term of its ownership of office buildings except for its headquarters building in Cleveland. First Union has, for the past 35 years, qualified as a REIT for federal income tax purposes and, as such, is not subject to federal corporate income tax so long as certain requirements are met, primarily the distribution to shareholders of at least 95% of its taxable income.

     First Union's portfolio is diversified by geographical locations, tenant mix and rental markets. As of September 30, 1996, First Union's portfolio included 15 retail properties, eight apartment communities, five office buildings, an investment in land under the Huntington Building in Cleveland, and three parking facilities.

     First Union leases space to approximately 1,100 commercial tenants including well-known shopping mall retailers such as JC Penney, Kmart, Sears, Montgomery Ward, Wal-Mart and The Limited. First Union is also landlord to apartment dwellers for nearly 2,300 units.

     First Union is a self-administered REIT which employs a full-time salaried staff. First Union presently net leases 34 of its properties to First Union Management, Inc. (the "Management Company"), which operates these properties for its own account as a separate taxable entity. The Management Company is 100% beneficially owned by First Union's shareholders. For financial reporting purposes, the financial statements of the Management Company are combined with those of First Union.

     First Union was formed as an Ohio business trust in 1961. First Union's executive offices are located at 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937 and its telephone number is (216) 781-4030.

                                USE OF PROCEEDS

     Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, First Union intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquisition and development of shopping malls and apartment communities, investment in co-investment ventures, improvement of the properties in the portfolio and repayment of secured or unsecured indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The Debt Securities will be issued under one or more indentures (each an "Indenture") between First Union and a trustee (the "Indenture Trustee"), each to be dated as of a date prior to the issuance of the Debt Securities to which it relates. A form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, is incorporated herein by reference and is available as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured and unsubordinated obligations of First Union and will rank equally with all other unsecured and unsubordinated indebtedness of First Union. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of

Trustees of First Union (the "Board of Trustees") or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     Reference is made to the Prospectus Supplement relating to the Debt Securities offered thereby for the specific terms of such Debt Securities, including:

          1. the title of such Debt Securities;

          2. the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          3. the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          4. the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          5. the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom, and the manner in which, such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year comprised of twelve 30-day months;

          6. the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any) and interest and Additional Amounts, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon First Union in respect of such Debt Securities and the Indenture may be served;

          7. the period or periods within which, the price or prices (including the premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of First Union, if First Union is to have such an option;

          8. the obligation, if any, of First Union to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates upon which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          9. the percentage of the principal amount at which such Debt Securities will be issued and, if other than the full principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Shares, Preferred Shares or Debt Securities of another series, or the method by which any such portion shall be determined;

          10. if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          11. whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          12. whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of First Union or a Holder, in a currency or currencies, currency unit or units or composite currency or currencies, other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable;

          13. any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

          14. whether such Debt Securities will be issued in certificated or book-entry form;

          15. whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

          16. the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture to such Debt Securities and any provisions in modification thereof, in addition thereto or in lieu thereof;

          17. if such Debt Securities are to be issued upon the exercise of Debt Securities Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

          18. the terms, if any, upon which Debt Securities may be convertible into Shares, Preferred Shares or Debt Securities of another series of First Union and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          19. if convertible, in connection with the preservation of First Union's status as a REIT, any applicable limitations on the ownership or transferability of the Shares, Preferred Shares or other shares of beneficial interest of First Union into which such Debt Securities are convertible;

          20. whether and under what circumstances First Union will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether First Union will have the option to redeem such Debt Securities rather than pay such Additional Amounts; and

          21. any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof or bear no interest or bear interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). All material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Under the Indenture, First Union will have the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

     Except as set forth in the Indenture or in one or more indentures supplemental thereto, the Indenture will not contain any other provisions that would limit the ability of First Union to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving First Union or in the event of a change of control. However, First Union's By-Laws (the "By-Laws") contain restrictions on ownership and transfers of the Shares which are designed to preserve First Union's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Shares of Beneficial Interest -- Restriction on Size of Holdings." Reference is made to the applicable Prospectus

Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of First Union that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series, other than Debt Securities issued in global form (which may be in any denomination), will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

PRINCIPAL AND INTEREST

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Indenture Trustee, provided that, at the option of First Union, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

     If any date for the payment of principal or interest falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such date for the payment of principal or interest, as the case may be, through and including such next Business Day (Section 113). "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the applicable place of payment are required or authorized by law, regulation or executive order to close. Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and either may be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice of which shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

REGISTRATION AND TRANSFER

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Indenture Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Indenture Trustee. Every Debt Security surrendered for conversion or registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but First Union may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). First Union may designate a transfer agent or transfer agents (in addition to the Indenture Trustee) with respect to any series of Debt Securities. If First Union has designated such a transfer agent or transfer agents, First Union may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that First Union will be required to maintain a transfer agent in each Place of Payments for such series. First Union may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither First Union nor the Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of the business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     First Union, without the consent of the Holders of any of the Debt Securities, may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either First Union shall be the continuing entity or, the successor entity (if other than First Union) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of First Union or any Subsidiary as a result thereof as having been incurred by First Union or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," First Union will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of First Union and its Subsidiaries; provided, however, that First Union shall not be required to preserve any right or franchise if the Board of Trustees determines that the preservation thereof is no longer desirable in the conduct of the business of First Union and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1005).

     Maintenance of Properties. First Union will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of First Union may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that First Union and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1006).

     Insurance. First Union will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their full insurable value with financially sound and reputable insurance companies (Section 1007).

     Payment of Taxes and Other Claims. First Union will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of First Union or any Subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of First Union or any Subsidiary; provided, however, that First Union shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008).

     Provision of Financial Information. Whether or not First Union is subject to Section 13 or 15(d) of the Exchange Act, First Union will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which First Union would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if First Union were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which First Union would have been required so to file such documents if First Union were so subject. First Union will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such holders, copies of the annual reports and quarterly reports which First Union would have been required to file with the Commission pursuant to Section 13 or 15(d) if First Union were subject to such sections, and (ii) file with the Indenture Trustee copies of the annual reports, quarterly reports and other documents which First Union would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if First Union were subject to such Sections; and (y) if filing such documents by First Union with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

     Any additional covenants of First Union and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or in an indenture supplement thereto and described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default which continues for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of First Union contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of First Union or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against First Union or any of its Subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed or unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000) for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of First Union or any Significant Subsidiary or for all or substantially all of the property of First Union or any Significant Subsidiary; and (h) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case, unless the principal of all of the Outstanding Debt Securities of such series shall already have become due and payable, the Indenture Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) of, and the Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to First Union (and to the Indenture Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) First Union shall have deposited with the Indenture Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Indenture Trustee and (b) all Events of Default, other than the non-payment of accelerated principal of (or premium or the Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect to a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Indenture Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Indenture Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Indenture Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder; except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section
508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then outstanding under the Indenture, unless such Holders shall have offered to the Indenture Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon the Indenture Trustee. However, the Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, First Union must deliver to the Indenture Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or

Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the currency or currencies, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

     The Holders of not less than a majority in principal amount of each series of Outstanding Debt Securities have the right to waive compliance by First Union with certain covenants in the Indenture (Section 1012).

     Modifications and amendments of the Indenture may be made by First Union and the Indenture Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to First Union as obligor under the Indenture; (ii) to add to the covenants of First Union for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon First Union in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series and related coupons, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Shares, Preferred Shares or Debt Securities of another series of First Union; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity in the Indenture, correct or supplement any provision in the Indenture which may be defective or inconsistent or make any other changes with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; (x) to close the Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, the Indenture under the TIA; or (xi) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above); (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the Indenture; and (iv) Debt Securities owned by First Union or any other obligor upon the Debt Securities or any Affiliate of First Union or of such other obligor shall be disregarded (Section
101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Indenture Trustee, and also, upon request, by First Union or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section
1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

     Any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Indenture to be given or taken by a specified percentage in principal amount of the Holders of any or all series of Debt Securities may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing; and, except as otherwise expressly provided in the Indenture, such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of the Indenture and (subject to Article Six of the Indenture) conclusive in favor of the Indenture Trustee and First Union, if made in the manner specified above (Section 1507).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     First Union may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 1401, 1402, 1403 and 1404).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, First Union may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Section 1004 to 1009, inclusive, of the Indenture (being the restrictions described under "-- Certain Covenants") and, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by First Union with the Indenture Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Governmental Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. (Section 1404)

     Such a trust may only be established if, among other things, First Union has delivered to the Indenture Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after First Union has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency (other than the ECU or other currency unit) both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     In the event First Union effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to Sections 1004 to 1010, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (f) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Indenture Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, First Union would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Shares, Preferred Shares or Debt Securities of another series will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Shares, Preferred Shares or Debt Securities of another series, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or First Union, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities. To protect First Union's status as a REIT, a Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to own, directly or indirectly, more than 9.8% of the Shares.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement relating to such series. Global Securities, if any, are expected to be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus Supplement, First Union anticipates that the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by First Union if such Debt Securities are offered and sold directly by First Union. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of First Union, the Indenture Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     First Union expects that the Depository for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depository or its nominee. First Union also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If a Depository for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by First Union within 90 days, First Union will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, First Union may, at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by First Union, of $1,000 and integral multiples thereof.

NO PERSONAL LIABILITY

     No past, present or future Trustee, officer, employee or shareholder, as such, of First Union or any successor thereof shall have any liability for any obligations of First Union under the Debt Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Debt Securities by accepting such Debt Securities waives and releases all such liability. The waiver and release are part of the consideration for the issue of Debt Securities (Section 111).

INDENTURE TRUSTEE

     The Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series. In the event that two or more Persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be a Indenture Trustee of a trust under the Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 610), and, except as otherwise indicated herein, any action described herein to be taken by the Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Indenture Trustee under the Indenture. (Section 609)

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

GENERAL

     The following description sets forth certain general terms and provisions of the Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Shares issuable pursuant to subscription offerings or rights offerings, upon conversion or exchange of Preferred Shares or Debt Securities or upon the exercise of Shares Warrants. The statements below describing the Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of First Union's Declaration of Trust (the "Declaration of Trust") and By-Laws.

     The number of Shares which First Union is authorized to issue is unlimited. All Shares are entitled to participate equally in any distributions thereon declared by First Union. Subject to the provisions of the By-Laws regarding Excess Shares (as defined below), each outstanding Share entitles the Holder thereof to one vote on all matters voted on by shareholders (as described below), including the election of Trustees. Shareholders have no pre-emptive rights. The outstanding Shares are fully paid and non-assessable and have equal liquidation rights. The Shares are fully transferable except that their issuance and transfer may be regulated or restricted by First Union in order to assure qualification by First Union for taxation as a REIT. See "Restriction on Size of Holdings." The Shares are not redeemable at the option of First Union or of any shareholder. The Board of Trustees are authorized without shareholder approval to borrow money and issue obligations and equity securities which may or may not be convertible into Shares and warrants, rights or options to purchase Shares; and to issue other securities of any class or classes which may or may not have preferences or restrictions not applicable to the Shares. The issuance of additional Shares or such conversion rights, warrants or options may have the effect of diluting the interest of shareholders. Annual meetings of the shareholders are held on the second Tuesday of the fourth month following the close of each fiscal year at such place as the Trustees may from time to time determine. Special meetings may be called at any time and place when ordered by a majority of the Trustees, or upon written request of the holders of not less than one-quarter of the outstanding Shares.

SHAREHOLDER LIABILITY

     The Declaration of Trust provides that no shareholder shall be personally liable in connection with the property or the affairs of First Union, and that all persons shall look solely to property of First Union for satisfaction of claims of any nature arising in connection with affairs of First Union.

     Under present Ohio law, no personal liability will attach to shareholders of First Union, but with respect to tort claims, contract claims where liability of shareholders is not expressly negated, claims for taxes and certain statutory liabilities, the shareholders may in some jurisdictions other than Ohio be held personally liable to the extent that such claims are not satisfied by First Union, in which event the shareholders would, in the absence of negligence or misconduct on their part, be entitled to reimbursement from the general assets of First Union. First Union carries insurance which the Trustees consider adequate to cover any probable tort claims. To the extent the assets and insurance of First Union should be insufficient to reimburse a shareholder who has been required to pay a claim against First Union, the shareholder would suffer a loss. The statements in this paragraph and the next preceding paragraph also apply to holders of the Preferred Shares, although any possible liability of such holders would be further reduced by the greater limitations on their voting power.

REIT QUALIFICATION

     Under regulations of the Internal Revenue Service, the Trustees must have continuing exclusive authority over the management of First Union and the conduct of its affairs, free from any control by the shareholders, other than the right to elect or remove Trustees, to terminate the Declaration of Trust, to ratify amendments to the Declaration of Trust, and certain other permitted rights, if First Union is to continue to qualify as a REIT under the applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"). If First Union is to have limited liability for its shareholders under Ohio law, it is also required that the Trustees have absolute control over the management of First Union free from any control by the shareholders, other than the right to elect Trustees or to approve certain actions of the Trustees. Consequently, the only voting power presently granted to the shareholders is the right by a majority vote (i) to elect Trustees, (ii) when approved by a majority of the Trustees, to approve or disapprove the transfer of the assets of First Union to a corporation, and to approve or disapprove amendments to the Declaration of Trust or termination of the Declaration of Trust, and (iii) when removal is proposed by all other Trustees, to approve or disapprove removal of any Trustee. First Union has no fixed duration and will continue indefinitely, unless terminated as provided in the Declaration of Trust.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Shares is National City Bank. The Shares are listed on the NYSE under the symbol "FUR."

RESTRICTION ON SIZE OF HOLDINGS

     The By-Laws restrict beneficial ownership of First Union's outstanding capital stock by a single person, or persons acting as a group, to 9.8% (the "Share Ownership Limit") of the Shares, which limitation assumes that all securities convertible into Shares owned by such person or group of persons have been converted. The purposes of these provisions are to assist in protecting and preserving First Union's REIT status and to protect the interest of shareholders in takeover transactions by preventing the acquisition of a substantial block of shares unless the acquiror makes a cash tender offer for all outstanding shares. For First Union to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned by five or fewer individuals at any time during the last half of First Union's taxable year. The provision permits five persons each to acquire up to a maximum of 9.8% of the Shares, or an aggregate of 49% of the outstanding Shares, and thus, assists the Trustees in protecting and preserving REIT status for tax purposes.

     Shares owned by a person or group of persons in excess of 9.8% of First Union's outstanding Shares ("Excess Shares") shall not be entitled to any voting rights; shall not be considered outstanding for quorums or voting purposes; and shall not be entitled to dividends, interest or any other distribution with respect to the securities.

TRUSTEE LIABILITY

     The Declaration of Trust provides that Trustees shall not be individually liable for any obligation or liability incurred by or on behalf of First Union or by Trustees for the benefit and on behalf of First Union.

Under the Declaration of Trust and Ohio law respecting REITs, Trustees are not liable to First Union or the shareholders for any act or omission except for acts or omissions which constitute bad faith, willful misfeasance, gross negligence or reckless disregard of duties to First Union and its shareholders.

BENEFICIAL OWNERSHIP OF THE MANAGEMENT COMPANY

     All of the shares of the Management Company are owned in trust for the benefit of owners of First Union's Shares pursuant to a declaration of trust dated as of October 1, 1996, as amended (the "Management Company Declaration of Trust"). The Management Company Declaration of Trust provides that the net income of the trust estate shall be paid from time to time to the First Union shareholders in proportion to the number of Shares of First Union held by them. Upon termination of the trust, each holder of Shares of First Union is entitled to a proportionate share of the net proceeds received upon the sale of the assets of the trust estate. The trustees of the trust may require, as a condition to the receipt of any payment of the net income or of the net proceeds upon termination, that a shareholder demonstrate that the Shares of First Union owned by him, together with any Shares the ownership of which is attributed to him by the Code, does not exceed 5% of the then outstanding Shares of First Union. The Management Company Declaration of Trust provides that the trust shall terminate upon the termination of First Union. The trustees of the trust are selected by the Trustees of First Union. See "Federal Income Tax
Considerations -- Taxation of First Union -- Stapled Stock."

SHAREHOLDER RIGHTS PLAN

     In March 1990, the Board of Trustees declared a dividend with respect to each Share consisting of one right to purchase one Share at an exercise price of $50 per right. If a person or group, excluding certain affiliated entities of First Union, acquires 15% or more of the outstanding Shares (except in a tender offer or exchange offer approved by the Board of Trustees), is declared to be an "adverse person" by the Board of Trustees or engages in certain self-dealing transactions with the First Union ("flip-in events"), each right, other than rights owned by a 15% owner or an "adverse person", entitle the holder to purchase one Share for its par value (currently $1 per share). If First Union is acquired in a merger or other business combination ("flip-over events"), each right entitles the holder to purchase, for $1, shares of the acquiring company having a market value equal to the market value of one Share.

     The rights may be redeemed by First Union at a price of $0.01 per right at any time prior to the earlier of a "flip-in" or "flip-over" event or the expiration of the rights on March 30, 2000.

             DESCRIPTION OF PREFERRED SHARES OF BENEFICIAL INTEREST

GENERAL

     Subject to limitations prescribed by Ohio law and the Declaration of Trust, the Board of Trustees is authorized to issue, without the approval of the shareholders, Preferred Shares in series and to establish from time to time the number of Preferred Shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series. All Preferred Shares issued will be duly authorized and fully paid. The Prospectus Supplement relating to the Preferred Shares will set forth whether or not the holders of the Preferred Shares will be entitled to the benefit of the Management Company Declaration of Trust. See "Description of Shares of Beneficial
Interest -- Beneficial Ownership of the Management Company."

     Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for the specific terms of such Preferred Shares, including:

          (1) The title and stated value of such Preferred Shares;

          (2) The number of shares of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

          (4) The date from which dividends on such Preferred Shares shall cumulate, if applicable;

          (5) The provision for a sinking fund, if any, for such Preferred
     Shares;

          (6) The provision for redemption, if applicable, of such Preferred Shares;

          (7) Any listing of such Preferred Shares on any securities exchange;

          (8) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Shares, including the conversion price (or manner of calculation thereof);

          (9) Whether interests in such Preferred Shares will be represented by Global Securities;

          (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

          (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

          (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of First Union;

          (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of First Union; and

          (14) Any limitations on direct or beneficial ownership and restrictions on transfer of Preferred Shares, in each case as may be appropriate to preserve the status of First Union as a REIT.

     To protect First Union's status as a REIT, separate restrictions on ownership of Preferred Shares similar to the restrictions on ownership of Shares may be imposed. See "Description of Shares of Beneficial Interest -- Restriction on Size of Holdings".

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of First Union, rank (i) senior to all classes or series of Shares and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by First Union the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by First Union the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The rights of the holders of each series of the Preferred Shares will be subordinate to those of First Union's general creditors.

DIVIDENDS

     Holders of each series of Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Trustees, out of assets of First Union legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of First Union on such record dates as shall be fixed by the Board of Trustees.

     Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and First Union will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Shares does not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient of the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Shares or any other shares of beneficial interest of First Union ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Shares or any other shares of beneficial interest of First Union ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by First Union (except by conversion into or exchange for other shares of beneficial interest of First Union ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

     Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of First Union, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by First Union in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any cumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, Shares or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of First Union, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable shares of beneficial interest of First Union pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, First Union shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of First Union ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by First Union and such shares may be redeemed pro rata from the holders of record of Preferred Shares of such series in proportion to the number of Preferred Shares of such series held by such holders (with adjustments to avoid redemption of fractional shares), by lot in a manner determined by First Union or by any other method as may be determined by First Union in its sole discretion to be equitable.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of First Union. Unless otherwise specified in the applicable Prospectus Supplement, each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the Preferred Shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such Preferred Shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by First Union in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of First Union, then, before any distribution or payment shall be made to the holders of any Shares or any other class or series of shares of beneficial interest of First Union ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of First Union, the holders of each series of Preferred Shares shall be entitled to receive out of assets of First Union (excluding the assets of the Management Company) legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of First Union. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of First Union are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of beneficial interest of First Union ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of the Preferred Shares, the remaining assets of First Union shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up of First Union, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of First Union with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of First Union, shall not be deemed to constitute a liquidation, dissolution or winding up of First Union.

VOTING RIGHTS

     Holders of the Preferred Shares of a particular series will not have any voting rights, except as set forth below or in the applicable Prospectus Supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Shares.

     If six quarterly dividends (whether or not consecutive) payable on the Preferred Shares of such series, or any other series of Preferred Shares ranking on a parity with such series of Preferred Shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Parity Shares"), are in arrears, whether or not earned or declared, the number of Trustees then constituting the Board of Trustees will be increased by two, and the holders of Preferred Shares of such series, voting together as a class with the holders of Parity Shares of any other series (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional Trustees to serve on the Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of Preferred Shares of such series and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the current quarterly period on the Preferred Shares of such series and such other Voting Preferred Shares have been paid or declared and set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all Trustees so elected will terminate with the termination of such voting rights.

     The approval of two-thirds of the outstanding Preferred Shares of such series and all other series of Voting Preferred Shares similarly affected, voting as a single class, is required in order to (i) amend the Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Preferred Shares of such series or the Voting Preferred Shares, (ii) enter into a share exchange that affects the Preferred Shares of such series, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into First Union, unless in each such case each Preferred Share of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for convertible preferred shares of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a Preferred Share of such series (except for changes that do not materially and adversely affect the holders of the Preferred Shares of such series) of (iii) authorize, reclassify, create, or increase the authorized amount of any class of shares having rights senior to the Preferred Shares of such series with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, First Union may create additional classes of Parity Shares and Preferred Shares of any other series ranking junior to such series of Preferred Shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Junior Shares") and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Preferred Shares of such series.

     Except as provided above and as required by law, the holders of Preferred Shares of each series will not be entitled to vote on any merger or consolidation involving First Union or a sale of all or substantially all of the assets of First Union.

     With respect to any matter as to which the Preferred Shares of any series is entitled to vote, holders of the Preferred Shares of such series and any Voting Preferred Shares will be entitled to cast the number of votes set forth in the respective Prospectus Supplement with respect to that series of Preferred Shares and Voting Preferred Shares. As a result of the provisions requiring the holders of shares of a series of the Preferred Shares to vote together as a class with the holders of shares of one or more series of Parity Shares, it is possible that the holders of such Parity Shares could approve action that would adversely affect such series of Preferred Shares, including the creation of a class of shares of beneficial interest ranking prior to such series of Preferred Shares as to dividends, voting or distributions of assets.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which Preferred Shares of any series are convertible into Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or First Union, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

TRANSFER AGENT AND REGISTRAR

     The name and address of the transfer agent and registrar for any series of Preferred Shares will be set forth in the applicable Prospectus Supplement.

                       DESCRIPTION OF SECURITIES WARRANTS

     First Union may issue Securities Warrants for the purchase of Debt Securities, Preferred Shares or Shares. Securities Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between First Union and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of First Union in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission at or prior to the time of the issuance of such series of Securities Warrants.

     If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants;
(iii) the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Debt Securities; (iv) the date, if any, on and after which such Securities

Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States federal income tax consequences; (ix) the terms, if any, on which First Union may accelerate the date by which the Securities Warrants must be exercised; and (x) any other material terms of such Securities Warrants.

     In the case of Securities Warrants for the purchase of Preferred Shares or Shares, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Shares, the designation, aggregate number and terms of the series of Preferred Shares purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Preferred Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Shares; (iv) the date, if any, on and after which such Securities Warrants and the related series of Preferred Shares or Shares will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (vi) any special United States federal income tax consequences; and (vii) any other material terms of such Securities Warrants.

     Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Shares or Shares, holders of such Securities Warrants will not have any rights of holders of such Preferred Shares or Shares, including the right to receive payments of dividends, if any, on such Preferred Shares or Shares, or to exercise any applicable right to vote.

     To protect First Union's status as a REIT, separate restrictions on ownership of Securities Warrants similar to the restrictions on ownership of Shares may be imposed. See "Description of Shares of Beneficial
Interest -- Restriction on Size of Holdings."

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Shares or Shares, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by First Union), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Shares or Shares, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, First Union will, as soon as practicable, issue and deliver the Debt Securities, Preferred Shares or Shares, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities

Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

ADJUSTMENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of Shares covered by, a Shares Warrant is subject to adjustment in certain events, including (i) payment of a dividend on the Shares payable in shares of beneficial interest and share splits, combinations or reclassification of the Shares; (ii) issuance to all holders of Shares of rights or warrants to subscribe for or purchase shares of Shares at less than their current market price (as defined in the Warrant Agreement for such series of Shares Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Shares) or of subscription rights and warrants (excluding those referred to above).

     No adjustment in the exercise price of, and the number of Shares covered by, a Shares Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of Shares covered by, a Shares Warrant will not be adjusted for the issuance of Shares or any securities convertible into or exchangeable for Shares, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

     In the event of any (i) consolidation or merger of First Union with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Shares);
(ii) sale, transfer, lease or conveyance of all or substantially all of the assets of First Union; or (iii) reclassification, capital reorganization or change of the Shares (other than solely a change in par value or from par value to no par value), then any holder of a Shares Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Shares Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Shares Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Shares Warrant following any such event consists of common shares of the surviving entity, then from and after the occurrence of such event, the exercise price of such Shares Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common shares were Shares.

                             DESCRIPTION OF RIGHTS

     As set forth under "Plan of Distribution" below, First Union may sell the Shares to investors directly through Rights. If Shares are to be sold through Rights, such Rights will be distributed as a dividend to owners of the Shares for which such shareholders will pay no separate consideration. The Prospectus Supplement with respect to the offer of Shares pursuant to Rights will set forth the relevant terms of the Rights, including (i) the kind and number of Shares which will be offered pursuant to the Rights, (ii) the period during which and the price at which the Rights will be exercisable, (iii) the number of Rights then outstanding, (iv) any provisions for changes to or adjustments in the exercise price of the Rights and (v) any other material terms of the Rights. See "Plan of Distribution."

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the material Federal income tax consequences to First Union and its shareholders of the treatment of First Union as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law that may be relevant to a prospective shareholder in light of his particular circumstances or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax law nor does the discussion address special considerations, if any, which may relate to the purchase of Debt Securities, Preferred Shares or Securities Warrants.

     Based upon certain representations of First Union and as described further below, in the opinion of Mayer, Brown & Platt, counsel to First Union, First Union's existing legal organization and its method of operation, as described in this Prospectus and as represented by it, will enable it to satisfy the requirements for qualification as a REIT. This opinion is based on certain assumptions relating to the organization and operation of the Management Company and of any partnerships in which First Union will hold an interest, and is conditioned upon certain representations made by First Union as to certain factual matters relating to First Union's and the Management Company's organization and manner of operation. It is also based on the assumption that for all of its taxable years (or portion thereof) prior to the date of this Prospectus, First Union satisfied all of the requirements necessary for qualification as a REIT under the Code, and the assumption that all organizational documents for First Union and the Management Company are complied with. In addition, this opinion is based on the law existing and in effect on the date hereof. First Union's qualification and taxation as a REIT in the future will depend upon First Union's ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. Mayer, Brown & Platt will not review compliance with these tests on a continuing basis. No assurance can be given that First Union will satisfy such tests on a continuing basis.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as First Union, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and shareholder levels) that generally results from the use of corporations.

     If First Union fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, First Union could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

     First Union believes it properly elected and continued to elect REIT status for all taxable years since its filing of a REIT election, and the Board of Trustees believes that First Union has operated and expects that First Union will continue to operate in a manner that will permit First Union to elect REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on First Union continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on First Union's operating results.

TAXATION OF FIRST UNION

     General. In any year in which First Union qualifies as a REIT, it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. First Union may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     Notwithstanding its qualification as a REIT, First Union may also be subject to taxation in certain other circumstances. If First Union should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which First Union fails either the 75% or the 95% test, multiplied by a fraction intended to reflect First Union's profitability. First Union will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if First Union has (i) income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if First Union should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, First Union would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. First Union may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. The Management Company will be taxed on its income at regular corporate rates. First Union uses the calendar year both for Federal income tax purposes and for financial reporting purposes.

     Stapled Stock. First Union and the Management Company are "stapled entities" as defined in Section 269B of the Code. Section 269B of the Code defines the term "stapled entities" to mean any group of two or more entities if more than 50% in value of the beneficial ownership in each of such entities consists of interests which, by reason of form of ownership, restrictions on transfers, or other terms or conditions, the transfer of one of such interests requires the transfer of the other of such interests. Section 269B of the Code provides that if the shares of a group of entities that include a REIT are stapled, then such entities shall be treated as one entity for purposes of applying the REIT provisions of the Code. If Section 269B of the Code were to apply to First Union and the Management Company, then First Union might not be able to satisfy the "Gross Income Tests" as described below that are necessary to qualify as a REIT.

     Prior to the enactment of Section 269B of the Code, First Union received two rulings from the Internal Revenue Service sanctioning the stapling of First Union and the Management Company. These rulings provided that (i) even though First Union and the Management Company were "stapled," such stapling would not preclude First Union from qualifying as a REIT, and (ii) amounts otherwise qualifying as rents from real property under the REIT rules would not fail to meet that definition by reason of the fact that First Union and the Management Company were stapled. The effective date provision for Section 269B provides that Section 269B of the Code does not apply if a group of stapled entities that included a REIT on June 30, 1983 were stapled on that date. First Union believes that because First Union and the Management Company were stapled on June 30, 1983, Section 269B should not apply to First Union and the Management Company.

     Under the Code, rents from real property do not include amounts received or accrued, directly or indirectly, from any person if the REIT owns, directly or indirectly, in the case of a corporation, stock of such corporation possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total number of shares of all classes of stock of such corporation. For purposes of this provision, certain attribution rules under Section 318 of the Code are applicable. Under this provision, even though
Section 269B of the Code does not apply to First Union and the Management Company, if any person were to acquire, directly or indirectly, 10% or more in value of the shares of First Union (taking into account such attribution rules), then rents received from the Management Company would not qualify as rents from real property under the REIT rules. In such a case, First Union would likely not satisfy the "Gross Income Tests" described below, and accordingly, would not qualify as a REIT.

     First Union's By-Laws restrict beneficial ownership of First Union's outstanding shares by a single person, or persons acting as a group, to 9.8% of First Union's Shares of Beneficial Interest. Assuming this restriction precludes any person from owning 10% or more in value of the shares of First Union and 10% or more of the voting power and all classes of stock of the Management Company, First Union believes that amounts otherwise qualifying as rents from real property received from the Management Company will continue to qualify as rents from real property for REIT purposes.

     In order to qualify as a REIT, First Union must meet, among others, the following requirements:

     Share Ownership Tests. First Union's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of First Union may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust.

     In order to attempt to provide for compliance with the foregoing share ownership tests, First Union has placed certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations First Union must maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, First Union must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of First Union's records. A shareholder failing or refusing to comply with First Union's written demand must submit with his tax return a similar statement disclosing the actual ownership of his shares and certain other information. In addition, the By-Laws provide restrictions regarding the transfer of its shares that are intended to assure continued satisfaction of the share ownership requirements. See "Description of Shares of Beneficial Interest -- Restriction on Size of Holdings."

     Asset Tests. At the close of each quarter of First Union's taxable year, First Union must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of First Union's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of First Union's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of First Union's total assets or (ii) 10% of the outstanding voting securities of any one such issuer.

     Gross Income Tests. There are three separate percentage tests relating to the sources of First Union's gross income which must be satisfied for each taxable year. For purposes of these tests, where First Union invests in a partnership, First Union will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of First Union as it has in the hands of the partnership. The three tests are as follows:

     The 75% Test. At least 75% of First Union's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of First Union's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by First Union in exchange for its shares or specified debt securities during the one-year period following the receipt of such capital.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if First Union, or an owner of 10% or more of First Union, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, First Union generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom First Union derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by First Union are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of First Union's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

     For purposes of determining whether First Union complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by First Union for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See
"-- Taxation of First Union -- General."

     First Union believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the real properties will in major part give rise to qualifying income in the form of rents, and that gains on sales of the real properties generally will also constitute qualifying income.

     Even if First Union fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) First Union's failure to comply was due to reasonable cause and not to willful neglect; (ii) First Union reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, First Union will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect First Union's profitability.

     The 30% Test. First Union must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions); (ii) stock or securities (including an interest rate swap or cap agreement) held for less than one year; and (iii) property in a prohibited transaction. First Union does not anticipate that it will have difficulty in complying with this test. However, if extraordinary circumstances were to occur that give rise to dispositions of real estate properties held for less than four years (for example, on account of the inability to obtain refinancing), the 30% test could become an issue.

     Annual Distribution Requirements. In order to qualify as a REIT, First Union is required to distribute dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to

(A) the sum of (i) 95% of First Union's REIT taxable income (computed without regard to the dividends paid deduction and First Union's net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before First Union timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that First Union does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

     First Union intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. It is possible that First Union may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing First Union's REIT taxable income on the other hand, or for other reasons. To avoid a problem with the 95% distribution requirement, First Union will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If First Union fails to meet the 95% distribution requirement as a result of an adjustment to First Union's tax return by the Internal Revenue Service, First Union may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

     Failure to Qualify. If First Union fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, First Union will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which First Union fails to qualify as a REIT will not be deductible by First Union, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, First Union also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAXATION OF SHAREHOLDERS

     Taxation of Taxable Domestic Shareholders. As long as First Union qualifies as a REIT, distributions made to First Union's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed First Union's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares of beneficial interest of First Union. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that First Union makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of such excess distribution (but not below zero), with distributions in excess of the shareholder's tax basis being taxed as capital gains (if the shares are held as a capital asset). In addition, any dividend declared by First Union in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by First Union and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by First Union during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of First Union. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to First Union shareholders.

     In general, any loss upon a sale or exchange of Shares by a shareholder who has held such Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from First Union required to be treated by such shareholder as long-term capital gains.

     Backup Withholding. First Union will report to its domestic shareholders and to the Internal Revenue Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide First Union with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding is available as a credit against the shareholder's income tax liability. In addition, First Union may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to First Union. See "Certain United States Tax Considerations for Non-U.S. Shareholders -- Distributions from First Union -- Capital Gain Dividends" below.

     Taxation of Tax-Exempt Shareholders. The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based upon such ruling and the statutory framework of the Code, distributions by First Union to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that First Union, consistent with its present intent, does not hold a residual interest in a REMIC.

     However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of shares of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

OTHER TAX CONSIDERATIONS

     Possible Legislative or Other Actions Affecting Tax
Consequences. Prospective shareholders should recognize that the present Federal income tax treatment of investment in First Union may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in First Union.

     State and Local Taxes. First Union and its shareholders may be subject to state or local taxation, and First Union may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or resides. The state and local tax treatment of First Union and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                           FOR NON-U.S. SHAREHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of shares of beneficial interest applicable to Non-U.S. Shareholders of such shares. A "Non-U.S. Shareholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia or (iii) any estate or trust that is not "resident" in the United States. The discussion is based on current law and is for general information only. The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Shareholder.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF BENEFICIAL INTEREST.

DISTRIBUTIONS FROM FIRST UNION

     Ordinary Dividends. The portion of dividends received by Non-U.S. Shareholders payable out of First Union's earnings and profits that are not attributable to capital gains of First Union and that are not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Shareholder files an Internal Revenue Service Form 4224 with First Union certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Shareholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Shareholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of shares of beneficial interest. In cases where the dividend income from a Non-U.S. Shareholder's investment in shares of beneficial interest is (or is treated as) effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation).

     Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. However, under Treasury Regulations proposed to be effective for dividends paid after 1997 (the "Proposed Regulations"), a non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements on Internal Revenue Service Form W-8. The Proposed Regulations would also permit a reduced rate of withholding on payments of dividends to foreign partnerships whose partners are entitled to a reduced rate of withholding if the partners and the foreign partnership supply the appropriate Internal Revenue Service certifications or if the foreign partnership elects to be treated as a "qualified intermediary" for withholding tax purposes. Under the Proposed Regulations, U.S. Shareholders who claim that the dividends are effectively connected with the conduct of a U.S. trade or business would have to supply Form W-8 in lieu of Form 4224.

     Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by First Union to a Non-U.S. Shareholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by First Union ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Shareholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, First Union will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation.

     Non-Dividend Distributions. Any distributions by First Union that exceed both current and accumulated earnings and profits of First Union will not be taxed as either ordinary dividends or capital gain dividends. However, under current law, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Shareholder may seek a refund of over withholding from the Internal Revenue Service once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of First Union. Under the Proposed Regulations, First Union would be entitled to make a reasonable estimate of the portion of the distribution that is not a dividend.

DISPOSITIONS OF SHARES OF BENEFICIAL INTEREST

     Unless the shares of beneficial interest constitute USRPIs, a sale or exchange of shares of beneficial interest by a Non-U.S. Shareholder generally will not be subject to U.S. taxation under FIRPTA. The shares of beneficial interest will not constitute USRPIs if First Union is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. It is currently anticipated that First Union will be a domestically controlled REIT and, therefore, that the sale of shares of beneficial interest will not be subject to taxation under FIRPTA. No assurance can be given that First Union will continue to be a domestically controlled REIT.

     If First Union does not constitute a domestically controlled REIT, a Non-U.S. Shareholder's sale or exchange of shares of beneficial interest generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) First Union's shares of beneficial interest are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Shares are listed) and (ii) the selling Non-U.S. Shareholder held 5% or less of First Union's outstanding shares of beneficial interest at all times during a specified testing period.

     If gain on the sale or exchange of shares of beneficial interest were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of shares of beneficial interest could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service. The branch profits tax would not apply to such sales or exchanges.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Shareholder in two cases: (i) if the Non-U.S. Shareholder's investment in shares of beneficial interest is effectively connected with a U.S. trade or business conducted by such Non-U.S. Shareholder, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) if the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States or an office or other fixed place of business in the United States to which such gain is attributable, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty).

FEDERAL ESTATE TAX

     Shares of beneficial interest owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     First Union must report annually to the Internal Revenue Service and to each Non-U.S. Shareholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Shareholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on shares of beneficial interest to a Non-U.S. Shareholder at an address outside the United States. However, under the Proposed Regulations, a Non-U.S. Shareholder may be required to provide a certification on Form W-8 to be exempt from backup withholding.

     The payment of the proceeds from the disposition of shares of beneficial interest to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Shareholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Shareholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Under proposed Treasury regulations (not the Proposed Regulations), a payment of the proceeds from the disposition of shares of beneficial interest to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Shareholder's U.S. Federal income tax liability, provided that required information is furnished to the Internal Revenue Service.

     These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to shares of beneficial interest is subject to change.

                              PLAN OF DISTRIBUTION

     First Union may offer and sell the Offered Securities in any of four ways:
(i) through agents, (ii) to or through underwriters or dealers, which may include affiliates of First Union, (iii) directly to one or more purchasers or
(iv) through any combination of the foregoing. Direct sales to investors may be accomplished through subscription offerings or through Rights distributed to holders of Shares. In connection with subscription offerings or the distribution of Rights to shareholders, if all of the underlying Offered Securities are not subscribed for, First Union may sell such unsubscribed Offered Securities to third parties directly or through underwriters or agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, First Union may concurrently offer additional Offered Securities to third parties directly or through underwriters or agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). First Union also may, from time to time, authorize underwriters acting as First Union's agents to offer and sell the

Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from First Union in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by First Union to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with First Union, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for First Union and its subsidiaries in the ordinary course of business.

     All Offered Securities (except the Shares) will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by First Union for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Offered Securities.

                                    EXPERTS

     The combined financial statements and schedules as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

     The Schedule of Operating Revenues and Certain Expenses of the Marathon Centers for the years ended December 31, 1995, 1994 and 1993 incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of First Union dated June 12, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Offered Securities offered pursuant to this Prospectus will be passed upon for First Union by Mayer, Brown & Platt. As to all matters of Ohio law, Mayer, Brown & Platt will rely on the opinion of Paul F. Levin, Senior Vice President-General Counsel and Secretary of First Union.

FIRST UNION REAL ESTATE INVESTMENTS
55 Public Square, Suite 1900, Cleveland, Ohio  44113-1937

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  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST UNION OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SERIES A CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED SHARES OF BENEFICIAL INTEREST TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                           PAGE
                                          -------
PROSPECTUS SUPPLEMENT
First Union Real Estate Equity and
  Mortgage Investments....................    S-3
Recent Developments.......................    S-6
Terms of the Offering.....................   S-13
Business..................................   S-15
Use of Proceeds...........................   S-18
Capitalization............................   S-18
Price Range of Common Shares and
  Distributions...........................   S-22
Selected Financial Data...................   S-24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   S-26
Management................................   S-30
Description of Series A Preferred
  Shares..................................   S-34
Certain Federal Income Tax
  Considerations..........................   S-40
Underwriting..............................   S-43
Validity of Shares........................   S-44
PROSPECTUS
Available Information.....................      2
Incorporation by Reference................      2
First Union...............................      3
Use of Proceeds...........................      3
Description of Debt Securities............      3
Description of Shares of Beneficial
  Interest................................     15
Description of Preferred Shares of
  Beneficial Interest.....................     17
Description of Securities Warrants........     22
Description of Rights.....................     24
Federal Income Tax Considerations.........     25
Certain United States Tax Considerations
  for Non-U.S. Shareholders...............     31
Plan of Distribution......................     33
Experts...................................     34
Legal Matters.............................     34

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                                2,000,000 SHARES

                            FIRST UNION REAL ESTATE
                              EQUITY AND MORTGAGE
                                  INVESTMENTS

                        SERIES A CUMULATIVE CONVERTIBLE
                          REDEEMABLE PREFERRED SHARES
                             OF BENEFICIAL INTEREST

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                             PROSPECTUS SUPPLEMENT
                  -------------------------------------------

                            SUTRO & CO. INCORPORATED
                           BT SECURITIES CORPORATION
                          TUCKER ANTHONY INCORPORATED

                                OCTOBER 23, 1996

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